No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF December 2003

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     *        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Contents

Exhibit 1:

On December 16, 2003, Honda Motor Co., Ltd. announced the development of its compact, lightweight, fuel-efficient, low emission HF118 Turbofan Engine for the HondaJet—Honda’s experimental business jet. (Ref. #C03-088)

Exhibit 2:

On December 16, 2003, Honda Motor Co., Ltd. announced that the HondaJet, its new experimental compact business jet equipped with Honda-developed HF118 jet engines, successfully completed initial flight tests at Piedmont Triad Airport in North Carolina, U.S. (Ref. #C03-089)

Exhibit 3:

On December 17, 2003, Honda Motor Co., Ltd. announced its 2003 forecast and 2004 plan in both sales and production. (Ref. #03095)

Exhibit 4:

On December 17, 2003, Honda Motor Co., Ltd. announced that it would establish a new wholly-owned subsidiary in China – Honda Motor (China) Investment Co., Ltd. – with the objective of strengthening the function of its regional operation center there. (Ref. #C03-093)

Exhibit 5:

On December 25, 2003, Honda Motor Co., Ltd. announced that overseas production grew 5.5% in November, mostly because of increased output in Asia. (Ref. #C03-096)

Exhibit 6:

On December 25, 2003, Honda Motor Co., Ltd. announced that the 1.3L version of the Fit has been certified as achieving emission levels which are 75% lower than the 2005 emission regulation standards established by the Japanese Ministry of Land, Infrastructure and Transport. (Ref. #A03-067)

Exhibit 7:

Interim Business Report for the First-Half term (six months ended September 30, 2003) of the 80th fiscal period.

Exhibit 8:

Semi Annual report for the First-Half term (six months ended September 30, 2003) of the 80th fiscal period.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA ( HONDA MOTOR CO., LTD )

/s/ Satoshi Aoki
Satoshi Aoki Senior Managing and Representative Director

Date: January 20, 2004

ref. #C03-088

Honda Announces Development of

HF118 Turbofan Aircraft Engine

December 16, 2003—Honda Motor Co., Ltd. announced today the development of its compact, lightweight, fuel-efficient, low-emission HF118 Turbofan Engine for the HondaJet—Honda’s experimental business jet.

Honda used its proprietary computational fluid dynamics software to optimize airflow within the compact engine, maximizing performance. The engine’s simple, high-performance combustion chamber keeps emission levels low enough to meet the requirements of anticipated standards for compact jets.

On the basis of electronic control technology originally developed for automotive applications, Honda has created the first ultra-compact Full Authority Digital Electronic Control (FADEC) system for this class of engine, which provides superior engine operation and reliability without variable mechanisms.

Development of this engine began in 1999, and it has been submitted to comprehensive testing, including required tests such as the 150-hour endurance test . The engine has now logged more than 110 hours of flight-testing on other manufacturers’ aircraft, confirming its reliability.

Key Specifications

Engine Type	2-Spool Turbofan One-Stage Fan, Two-Stage Compressor, Two-Stage Turbine

Take-off thrust	757 kgf (1,670 lbf)	Take-off fuel consumption	0.49 kg/hr/kgf (0.49 lb/hr/lbf)

Cruise thrust	191 kgf (420 lbf)	Cruising fuel consumption	0.75 kg/hr/kgf (0.75 lb/hr/lbf)

Dry weight	178 kg (392 lb)	Bypass ratio	2.9

Fan diameter	441 mm (17.4 inches)	Total length	1,384 mm (54.5 inches)

HF118 Turbofan Engine	HF118 mounted on the HondaJet

Publicity information relating to the HondaJet and HF118 Turbofan Engine is available from the following URL:

http://www.honda.co.jp/PR/

(This site is intended exclusively for the use of journalists.)

ref. #C03-089

Flight Tests of Honda Experimental Business Jet Begin

December 16, 2003—Honda Motor Co., Ltd. announced today that the HondaJet, its new experimental compact business jet equipped with Honda-developed HF118 jet engines, successfully completed initial flight tests this month at Piedmont Triad Airport in North Carolina, US.

Compared with conventional jets, this experimental aircraft offers superior fuel efficiency and remarkable cabin space. The engines are optimally positioned on the upper surface of the main wing in a unique configuration that reduces drag at high speeds and increases cruising efficiency. This layout also eliminates the need for structural engine mounts in the fuselage, creating over 30% more cabin space than in a conventional aircraft.

The fuselage is a compact and lightweight co-cured carbon composite structure, yet realizes the largest cabin in its class. The main wing, which features aluminum skin panels formed from single sheets of aluminum that provide a smoother surface than conventional wing configurations, along with Honda’s proprietary turbulence-reducing laminar airfoil, work together to significantly improve aerodynamic performance. Additional drag-reducing technologies include the fuselage nose, which is designed to generate laminar flow. These features, in combination with Honda’s fuel-efficient HF118 Turbofan Engine, achieve fuel efficiency over 40% higher than conventional aircraft.

The HondaJet taking off	The HondaJet on the ground

This experimental aircraft is also outfitted with a state-of-the-art glass cockpit with an integrated avionics system, as well as an autopilot function, anti-icing equipment, and other systems. The jet is scheduled to undergo approximately 200 hours of flight-testing to demonstrate and verify the operability and performance characteristics of its various systems.

Honda began research into compact business jets in 1986, using engines provided by other manufacturers. The HF118 Turbofan Engine-equipped HondaJet experimental compact jet is the first Honda developed aircraft to be outfitted with a Honda engine, a milestone of significance for the company and the industry.

Main Specifications

Provisional name	HondaJet
Seating	6 (2 crew + 4 passengers or 1 + 5)
Engine	Honda HF118 Turbofan Engine
Maximum take-off thrust (kgf (lbf))	757 (1,670) x 2
Maximum take-off weight (kgf (lbf))	4,173 (9,200)
Length x width x height (m (ft))	12.5 x 12.2 x 4.1 (41.1 x 39.9 x 13.2)
Maximum speed (km/hr (knots))	778 (420)
Service ceiling (m(ft))	12,497 (41,000)
Range (km (nm))	2,037 (1,100)
Fuel consumption (km/kg (nm/lb))	3.3 (0.8)
Take-off distance (m (ft))	807 (2,647)
Landing distance(m (ft))	694 (2,277)

Diagrams

Publicity information relating to the HondaJet and HF118 Turbofan Engine is available from the following

URL: http://www.honda.co.jp/PR/

(This site is intended exclusively for the use of journalists.)

=Supplement= <New Technologies Employed in the HondaJet>	Wing shape test on T-33 aircraft	IR analysis of air flow

Honda SMH-1 Natural Laminar Flow Wing Section
Honda’s proprietary SMH-1 achieves low drag and excellent performance at high speeds despite its relative thickness.

Laminar Flow Nose Section	Visualization of flow around the nose section during a wind tunnel test
The optimal design of the fuselage nose generates a laminar flow that reduces drag on the fuselage.

Over-the-Wing Engine - Mount	Computer - calculated pressure distribution around the over-the-wing mounted engine
Optimal placement of the engine nacelles over the main wing improves aerodynamic performance at high speeds.

Co-cured Composite Fuselage

The co-cured composite and honeycomb sandwich structure combine to create a new composite structure that enables Honda to develop a lightweight fuselage with more interior space.	Strength testing of the co - cured composite material

Aluminum Main Wing

The use of an integrally stiffened skin produces a smooth wing surface that promotes laminar flow.	Structural configuration of the aluminum main wing

Glass Cockpit

The aircraft is equipped with a state-of-the-art Garmin G1000 glass cockpit system. Information is efficiently presented on flat-panel flight displays.	The cockpit

December 17, 2003

Ref.# 03095

2003/2004 SALES & PRODUCTION

	2003		2004
	Forecast	% Change	Plan	% Change
<Global Sales (unit: 10 thousand)> *= New record
Motorcycles & ATVs	*approx. 909	112%	*approx. 1,040	114%
Automobiles	*291	103%	*320	110%
Power Products	*498	111%	*540	108%
Total	*1,698	110%	*1,900	112%

	2003		2004
	Forecast	% Change	Plan	% Change
	(Units)		(Units)
<Motorcycles & ATVs> *= New record
Japan sales	410,000	97.8%	410,000	100.0%
Export sales	430,000	94.4%	370,000	86.0%
Motorcycle Total	840,000	96.0%	780,000	92.9%
ATVs	310,000	94.3%	*340,000	109.7%
Motorcycle & ATV Total	1,150,000	95.5%	1,120,000	97.4%
KD sets	*7,400,000	108.9%	*8,620,000	116.5%

· Electric power assist bicycle “Racoon” is not included in the above figures.

Japan production (·)	664,000	76.5%	610,000	91.9%
Overseas production (··)	*8,456,000	119.1%	*9,760,000	115.4%
Global production (···)	*9,120,000	114.5%	*10,370,000	113.7%

(·) – completely built unit (CBU) + complete knock-down (CKD)

(· ·) – CBU production at local plants (excluding overseas CKD)

(· · ·) – Domestic production plus overseas production

	2003		2004
	Forecast	% Change	Plan	% Change
	(Units)		(Units)
<Automobiles> *= New record
· Passenger cars & light trucks	485,000	79.0%	506,000	104.3%
Mini vehicles	255,000	88.3%	294,000	115.3%
Japan sales	740,000	82.0%	800,000	108.1%
Export sales	465,000	97.7%	460,000	98.9%
Total	1,205,000	87.4%	1,260,000	104.6%
KD sets	1,580,000	111.1%	*1,710,000	108.2%

· Import car sales are included in passenger cars & light trucks

Japan production (·)	1,160,000	83.7%	1,220,000	105.2%
Overseas production (··)	*1,790,000	118.2%	*1,950,000	108.9%
Global production (···)	*2,950,000	101.7%	*3,170,000	107.5%

(·) – completely built unit (CBU) + complete knock-down (CKD)

(· ·) – CBU production at local plants (excluding overseas CKD)

(· · ·) – Domestic production plus overseas production

	2003		2004
	Forecast	% Change	Plan	% Change
	(Units)		(Units)
<Power Products> *= New record
Japan sales	445,000	90.3%	400,000	89.9%
Export sales	4,536,200	113.8%	5,000,000	110.2%
Total	*4,981,200	111.2%	*5,400,000	108.4%

·	OEM engines for export have been included in Japan sales since 2001.

C03-093

Honda Strengthens Function of Regional Operation Center in China

Tokyo, December 17, 2003 — Honda Motor Co., Ltd. today announced that it will establish a new wholly-owned subsidiary in China – Honda Motor (China) Investment Co., Ltd. – with the objective of strengthening the function of its regional operation center there. The new company will be responsible for developing Honda’s overall business strategy in China and representing Honda group companies in various areas including corporate communications, and intellectual property management. The company is expected to begin operations in February 2004.

Honda currently has 11 joint ventures and subsidiaries in China for its motorcycle, automobile and power equipment businesses. In April 2003, Honda established its sixth regional operation worldwide in order to manage Honda’s growing operations in China more comprehensively. The new company will consolidate the regional headquarters functions and ensure that management decision-making is deeply-rooted in local market conditions and the needs of the customer. This strategy enables Honda to optimize its businesses to respond quickly to changes in the business environment of this rapidly growing market.

The new company will serve as a holding company with various stakes in each Honda company in China. In this way, the company can make timely decisions on the allocation of business resources within the region. The specific investment of Honda Motor (China) Investment Co. in each business subsidiary is to be determined.

Since 1994, Honda managed its global operations through a “matrix” system including both regional operations and its major business line operations. Under this system, Honda’s six regional operations – Japan, North America, South America, Europe, Asia/Oceania, and China – are empowered to make strategic decisions in various business areas including product line-up, manufacturing, sales and investments. At the same time, headquarters functions for each business line – automobile, motorcycle, power equipment, and parts – make cross-regional decisions and strategic adjustments to optimize the efficiency of Honda operations globally.

About the new company

Name of company:	Honda Motor (China) Investment Co., Ltd.
Establishment:	January, 2004 (tentative)
Start of operations:	February, 2004 (tentative)
Capital:	US$30million
Shareholder:	100% owned by Honda Motor Co., Ltd.
Representative (CEO):	Atsuyoshi Hyogo
Location:	Beijing, China
Number of associates:	approximately 35

Ref.#C03-096

Honda Overseas Production Up 5.5% In November

December 25, 2003 — Honda Motor Co., Ltd., announced today that overseas production grew 5.5% in November, mostly because of increased output in Asia. It was the 35th consecutive month of overseas production increases at Honda. For the first 11 months of 2003, overseas production is up 17.8%, predominantly due to a surge of 59.2% in Asia-based production.

November’s domestic sales fell 22.1% overall, but sales of mini-vehicles were up 18.5%, the second consecutive monthly increase. Honda’s Life mini-vehicle (17,692 units) was the best seller, followed by Fit (11,116), the new Odyssey (6,643 units).

Exports in November were down 19.9%, the fifth straight month of decline, because of decreased shipments to North America.

PRODUCTION, SALES, EXPORTS (November 2003)

PRODUCTION

	November		Annual Total - 2003
	Units	Vs.11/02	Units	Vs.2002
Domestic (CBU+CKD)	102,480	-15.6%	1,069,350	-15.9%
Overseas (CBU only)	144,635	+5.5%	1,659,160	+17.8%
Worldwide Total *	247,115	-4.4%	2,728,510	+1.8%

*	excludes overseas CKD

REGIONAL PRODUCTION

	November		Annual Total - 2003
	Units	Vs.11/02	Units	Vs.2002
North America	94,560	-2.1%	1,151,162	+10.9%
(USA only)	61,607	-3.8%	787,126	+12.3%
Europe	16,712	-2.3%	170,660	+3.9%
Asia	26,536	+43.2%	276,284	+59.2%
Others	6,827	+40.6%	61,054	+87.0%
Regional Total	144,635	+5.5%	1,659,160	+17.8%

SALES

	November		Annual Total - 2003
Vehicle type	Units	Vs.11/02	Units	Vs.2002
Passenger Cars & Light Trucks	32,928	-39.1%	440,389	-21.2%
(Imports)	(906)	+97.4%	(18,886)	+133.7%
Mini Vehicles	26,821	+18.5%	233,214	-12.8%
Honda Brand TTL	59,749	-22.1%	673,603	-18.5%

EXPORTS

	November		Annual Total - 2003
	Units	Vs.11/02	Units	Vs.2002
North America	16,907	-38.8%	224,689	-17.4%
(USA only)	15,803	-34.5%	199,710	-17.4%
Europe	8,313	+58.2%	102,588	+58.6%
Asia	2,391	-1.5%	18,636	-38.5%
Others	9,146	-13.7%	76,777	+17.8%
Total	36,757	-19.9%	422,690	-2.2%

For further information, please contact:

Masaya Nagai

Shigeki Endo

Tatsuya David Iida

Honda Motor Co., Ltd. Corporate Communications Division

Telephone: 03-5412-1512

Facsimile: 03-5412-1545

ref. #A03-067

Honda Fit Meets 2005 Emission Regulations

December 25, 2003 – Honda Motor Co., Ltd. has announced that the 1.3L version of the Fit, a car widely acclaimed for its advanced packaging, excellent fuel economy, innovative styling, and popularity amongst a broad age range of customers, has been certified as achieving emission levels which are 75% lower («««« low emission vehicle), than the 2005 emission regulation standards established by the Japanese Ministry of Land, Infrastructure and Transport. This Fit model will be on sale at Honda automobile dealerships nationwide from January 13, 2004.

The Fit 1.5L version has been certified as achieving emission level 50% lower (««« low emission vehicle), than the 2005 standards realizing extremely high environmental friendly emission levels for the Fit lineup.

In addition to the Fit, the Honda Inspire and OdysseyT1 models are certified as («««« low emission vehicle) and the Life and StreamT2 models are certified as (««« low emission vehicle). By the end of the first half of 2004, Honda plans to bring its entire automobile lineup in compliance with the 2005 emission regulations realizing an even broader lineup of environmentally friendly vehicles.

T 1 S, M, and L types

T 2 FF model

Publicity information for the Fit is available for downloading from the following URL: http://www.honda.co.jp/PR/

(This site is intended solely for the use of journalists)

INTERIM BUSINESS REPORT FOR THE FIRST-HALF TERM

(SIX MONTHS ENDED SEPTEMBER 30, 2003)

OF THE 80TH FISCAL PERIOD

(This is a translation of summary information of the interim business report in the Japanese language which is contained in the November 2003 issue of “Honda Kabunushi Tsushin” (News for Stockholders), mailed on November 21, 2003, to holders of Honda Common Stock in Japan.)

HONDA MOTOR CO., LTD.

(HONDA GIKEN KOGYO KABUSHIKI KAISHA)

TOKYO, JAPAN

CONSOLIDATED FINANCIAL SUMMARY

For the six months ended September 30, 2003 and 2002 and forecasts for the fiscal year ending March 31, 2004 Honda Motor Co., Ltd. and Subsidiaries	Yen (millions)			U.S. dollar (millions)	Yen (millions)
					FORECASTS*
Financial Highlights	Six months ended September 30, 2003	% change	Six months ended September 30, 2002	Six months ended September 30, 2003	Fiscal year ending March 31, 2004
Net sales and other operating revenue	¥4,025,431	4.5%	¥3,853,611	$36,184	¥8,220,000
Operating income	301,871	(6.8)	323,869	2,713	623,000
Income before income taxes	331,881	21.3	273,701	2,983	648,000
Net income	239,178	22.8	194,779	2,150	470,000

	Yen		U.S. dollar	Yen
				FORECAST*
	Six months ended September 30, 2003	Six months ended September 30, 2002	Six months ended September 30, 2003	Fiscal year ending March 31, 2004
Basic net income per common share	¥249.34	¥199.98	$2.24
Basic net income per American share	124.67	99.99	1.12
Cash dividend per common share	19	16		¥38

UNIT SALES BREAKDOWN

For the six months ended September 30, 2003 and 2002 and forecasts for the fiscal year ending March 31, 2004 Honda Motor Co., Ltd. and Subsidiaries	Units (thousands)
			FORECASTS*
	Six months ended September 30, 2003	Six months ended September 30, 2002	Fiscal year ending March 31, 2004
Motorcycles:
Japan	214	215	425
(motorcycles included above)	(214)	(215)	(425)
North America	239	291	670
(motorcycles included above)	(122)	(138)	(367)
Europe	158	155	280
(motorcycles included above)	(153)	(150)	(274)
Asia	3,189	2,817	6,880
(motorcycles included above)	(3,189)	(2,817)	(6,880)
Others	419	389	825
(motorcycles included above)	(414)	(384)	(820)

Total	4,219	3,867	9,080
(motorcycles included above)	(4,092)	(3,704)	(8,766)

Automobiles:
Japan	329	426	765
North America	782	732	1,565
Europe	113	104	220
Asia	163	95	355
Others	56	49	130

Total	1,443	1,406	3,035

Power Products:
Japan	245	252	475
North America	1,053	900	2,245
Europe	421	424	1,260
Asia	317	312	865
Others	159	118	235

Total	2,195	2,006	5,080

Explanatory notes:	1.	The geographical breakdown of unit sales is based on the location of affiliated and unaffiliated customers.

	2.	Net sales of power products & other businesses include revenue from sales of power products and related parts, leisure businesses, trading and finance subsidiaries.

*	These forecasts are based on the assumption that the exchange rates for the yen to the U.S. dollar and the euro for the current fiscal year will average ¥115 and ¥127, respectively. This announcement contains forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934. Honda’s actual results could materially differ from those contained in these forward-looking statements as a result of numerous factors outside of Honda’s control. Such factors include general economic conditions in Honda’s principal markets, and foreign exchange rates between the Japanese yen and other major currencies, as well as other factors detailed from time to time in Honda’s reports filed with the U.S. Securities and Exchange Commission.

1

NET SALES BREAKDOWN

For the six months ended September 30, 2003 and 2002 Honda Motor Co., Ltd. and Subsidiaries	Yen (millions)
	Six months ended September 30, 2003		Six months ended September 30, 2002
Motorcycle business:
Japan	¥50,903	10.7%	¥51,975	10.4%
North America	130,534	27.5	164,254	33.0
Europe	97,799	20.6	87,221	17.5
Asia	119,881	25.2	107,256	21.6
Others	75,954	16.0	87,128	17.5

Total	¥475,071	100.0%	¥497,834	100.0%

Automobile business:
Japan	¥631,247	19.3%	¥758,141	24.5%
North America	2,015,790	61.7	1,862,010	60.2
Europe	252,169	7.7	204,265	6.6
Asia	263,093	8.1	177,870	5.8
Others	104,959	3.2	89,227	2.9

Total	¥3,267,258	100.0%	¥3,091,513	100.0%

Financial Services:
Japan	¥10,303	8.2%	¥11,273	9.6%
North America	111,193	88.1	103,240	88.2
Europe	3,561	2.8	2,589	2.2
Asia	358	0.3	14	0.0
Others	821	0.6	—	—

Total	¥126,236	100.0%	¥117,116	100.0%

Power products & other businesses:
Japan	¥57,579	36.7%	¥55,657	37.8%
North America	52,008	33.2	51,035	34.7
Europe	25,724	16.4	23,691	16.1
Asia	14,272	9.1	10,897	7.4
Others	7,283	4.6	5,868	4.0

Total	¥156,866	100.0%	¥147,148	100.0%

Total:
Japan	¥750,032	18.6%	¥877,046	22.8%
North America	2,309,525	57.4	2,180,539	56.6
Europe	379,253	9.4	317,766	8.2
Asia	397,604	9.9	296,037	7.7
Others	189,017	4.7	182,223	12.4

Total	¥4,025,431	100.0%	¥3,853,611	100.0%

Explanatory notes:	1. The geographical breakdown of net sales is based on the location of affiliated and unaffiliated customers.

2. Net sales of power products & other businesses include revenue from sales of power products and related parts, leisure businesses, trading and finance subsidiaries.

2

BUSINESS SEGMENT INFORMATION

For the six months ended September 30, 2003 and 2002 and the year ended March 31, 2003 Honda Motor Co., Ltd. and Subsidiaries	Yen (millions)
Net Sales and Other Operating Revenue	Six months ended September 30, 2003	% change	Six months ended September 30, 2002	Fiscal year ended March 31, 2003
Motorcycle business:
Sales to unaffiliated customers	¥475,071	(4.6)%	¥497,834	¥978,095
Automobile business:
Sales to unaffiliated customers	3,267,258	5.7	3,091,513	6,440,094
Financial services:
Sales to unaffiliated customers	126,236	7.8	117,116	237,958
Intersegment sales	1,311	(24.5)	1,737	3,037

Total	127,547	7.3	118,853	240,995

Other businesses:
Sales to unaffiliated customers	156,866	6.6	147,148	315,352
Intersegment sales	5,707	3.9	5,495	10,971

Total	162,573	6.5	152,643	326,323

Eliminations	(7,018)	—	(7,232)	(14,008)

Consolidated	¥4,025,431	4.5%	¥3,853,611	¥7,971,499

For the six months ended September 30, 2003 and 2002 and the year ended March 31, 2003 Honda Motor Co., Ltd. and Subsidiaries	Yen (millions)
Operating Income	Six months ended September 30, 2003	% change	Six months ended September 30, 2002	Fiscal year ended March 31, 2003
Motorcycle business	¥8,203	(78.0)%	¥37,326	¥58,766
Automobile business	248,832	1.0	246,446	560,103
Financial services	40,756	21.6	33,520	61,989
Other businesses	4,080	(38.0)	6,577	8,591

Consolidated	¥301,871	(6.8)%	¥323,869	¥689,449

GEOGRAPHICAL SEGMENT INFORMATION

For the six months ended September 30, 2003 and 2002 and the year ended March 31, 2003 Honda Motor Co., Ltd. and Subsidiaries	Yen (millions)
Operating Income	Six months ended September 30, 2003	% change	Six months ended September 30, 2002	Fiscal year ended March 31, 2003
Japan	¥77,403	(15.1)%	¥91,149	¥202,329
North America	169,368	(10.7)	189,610	398,708
Europe	17,349	940.1	1,668	14,185
Asia	24,138	24.9	19,320	37,809
Others	11,299	(18.0)	13,779	23,211
Eliminations	2,314		8,343	13,207

Consolidated	¥301,871	(6.8)%	¥323,869	¥689,449

*	The geographical segmentation is based on the location where sales originated.

*	In addition to the four conventional regions, Japan, North America, Europe and Others, Asia is newly segmented from the first half.

3

FIVE-YEAR FINANCIAL RESULTS

For the years ended March 31, 2000, 2001, 2002 and 2003 and the six months ended September 30, 2003 Honda Motor Co., Ltd. and Subsidiaries	Year ended March 31, 2000	Year ended March 31, 2001	Year ended March 31, 2002	Year ended March 31, 2003	Six months ended September 30, 2003
Net sales and other operating revenue (¥ millions)	¥6,098,840	¥6,463,830	¥7,362,438	¥7,971,499	¥4,025,431
Operating income (¥ millions)	426,230	406,960	639,296	689,449	301,871
Income before income taxes (¥ millions)	416,063	384,976	551,342	609,755	331,881
Net income (¥ millions)	262,415	232,241	362,707	426,662	239,178
Net income per common share, basic (¥)	269.31	238.34	372.23	439.43	249.34
Net income per common share, diluted (¥)	269.31	238.34	372.23	439.43	249.34
Total assets (¥ millions)	4,898,428	5,667,409	6,940,795	7,681,291	7,991,787
Total stockholders’ equity (¥ millions)	1,930,373	2,230,291	2,573,941	2,629,720	2,743,981
Stockholders’ equity per common share (¥)	1,981.07	2,288.87	2,641.55	2,734.69	2,871.68
Research and development (¥ millions)	334,036	352,829	395,176	436,863	218,872
Capital expenditures (¥ millions)	222,891	285,687	303,424	316,991	128,033
Depreciation (¥ millions)	172,139	170,342	194,944	220,874	103,592

4

CONSOLIDATED STATEMENTS OF INCOME

For the six months ended September 30, 2003 and 2002 Honda Motor Co., Ltd. and Subsidiaries	Yen (millions)
	Six months ended September 30, 2003	Six months ended September 30, 2002
Net sales and other operating revenue	¥4,025,431	¥3,853,611
Operating costs and expenses:
Cost of sales	2,784,909	2,614,864
Selling, general and administrative	719,779	701,855
Research and development	218,872	213,023

	3,723,560	3,529,742

Operating income	301,871	323,869
Other income:
Interest	5,297	4,093
Other	39,412	5,541

	44,709	9,634

Other expenses:
Interest	5,527	6,377
Other	9,172	53,425

	14,699	59,802

Income before income taxes	331,881	273,701
Income taxes	128,702	107,184

Income before equity in income of affiliates	203,179	166,517
Equity in income of affiliates	35,999	28,262

Net income	239,178	194,779
Retained earnings:
Balance at beginning of period	3,161,664	2,765,600
Cash dividends paid	(15,386)	(14,616)
Transfer to legal reserves	(2,944)	(43)

Balance at end of period	¥3,382,512	¥2,945,720

	Yen
	Six months ended September 30, 2002	Six months ended September 30, 2001
Basis net income per common share	¥249.34	¥199.98
Basis net income per American share	124.67	99.99

5

CONSOLIDATED BALANCE SHEETS

March 31, 2003 and September 30, 2003 and 2002 Honda Motor Co., Ltd. and Subsidiaries	Yen (millions)
Assets	September 30, 2003	March 31, 2003	September 30, 2002
	(Unaudited)	(Audited)	(Unaudited)
Current assets:
Cash and cash equivalents	¥624,842	¥547,404	¥518,408
Trade accounts and notes receivable	320,461	444,498	332,185
Finance subsidiaries–receivables, net	1,081,896	1,097,541	980,852
Inventories	784,796	751,980	670,268
Deferred income taxes	200,134	202,376	205,290
Other current assets	311,660	248,561	227,826

Total current assets	3,323,789	3,292,360	2,934,829

Finance subsidiaries–receivables, net	2,416,333	2,230,020	2,024,071

Investments and advances	482,839	412,971	395,138

Property, plant and equipment, at cost:
Land	347,596	342,991	336,708
Buildings	932,332	942,747	912,139
Machinery and equipment	1,986,273	2,023,724	2,018,426
Construction in progress	93,159	72,112	96,542

	3,359,360	3,381,574	3,363,815
Less accumulated depreciation	1,970,848	1,987,231	1,987,880

Net property, plant and equipment	1,388,512	1,394,343	1,375,935

Other assets	380,314	351,597	241,612

Total assets	¥7,991,787	¥7,681,291	¥6,971,585

6

	Yen (millions)
Liabilities and Stockholders’ Equity	September 30, 2003	March 31, 2003	September 30, 2002
	(Unaudited)	(Audited)	(Unaudited)
Current liabilities:
Short-term debt	¥803,532	¥877,954	¥937,819
Current portion of long-term debt	405,533	304,342	142,231
Trade payables	766,238	830,671	775,584
Accrued expenses	789,475	777,492	719,596
Income taxes payable	65,439	64,179	66,269
Other current liabilities	324,475	267,752	232,643

Total current liabilities	3,154,692	3,122,390	2,874,142

Long-term debt	1,283,072	1,140,182	953,833
Other liabilities	810,042	788,999	550,260

Total liabilities	5,247,806	5,051,571	4,378,235

Stockholders’ equity:
Common stock	86,067	86,067	86,067
Capital surplus	172,719	172,529	172,529
Legal reserves	32,335	29,391	29,012
Retained earnings	3,382,512	3,161,664	2,945,720
Adjustments from foreign currency translation	(567,690)	(469,472)	(455,149)
Net unrealized gains on marketable equity securities	31,544	14,820	12,611
Minimum pension liabilities adjustments	(308,384)	(308,513)	(187,824)
Accumulated other comprehensive income (loss)	(844,530)	(763,165)	(630,362)
Treasury stock	(85,122)	(56,766)	(9,616)

Total stockholders’ equity	2,743,981	2,629,720	2,593,350

Total liabilities and stockholders’ equity	¥7,991,787	¥7,681,291	¥6,971,585

7

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six months ended September 30, 2003 and 2002 Honda Motor Co., Ltd. and Subsidiaries	Yen (millions)
	Six months ended September 30, 2003	Six months ended September 30, 2002
Cash flows from operating activities:
Net income	¥239,178	¥194,779
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	103,592	102,105
Deferred income taxes	66,145	(8,713)
Equity in income of affiliates	(35,999)	(28,262)
Loss on fair value adjustment of derivative instrument (profit)	(44,410)	43,462
Decrease (increase) in assets:
Trade accounts and notes receivable	117,169	97,858
Inventories	(50,251)	(62,948)
Increase (decrease) in trade payables	(36,811)	(26,445)
Other, net	(56,008)	60,393

Net cash provided by operating activities	302,605	372,229

Cash flows from investing activities:
Decrease (increase) in investments and advances	21,109	11,785
Capital expenditures	(128,033)	(133,290)
Proceeds from sales of property, plant and equipment	7,609	5,517
Decrease (increase) in finance subsidiaries–receivables	(425,584)	(417,561)

Net cash used in investing activities	(524,899)	(533,549)

Cash flows from financing activities:
Increase (decrease) in short-term debt	19,679	(4,164)
Proceeds from long-term debt	412,544	349,893
Repayment of long-term debt	(76,343)	(229,568)
Acquisition of treasury stock	(28,769)	(9,567)
Cash dividends paid	(15,386)	(14,616)
Increase (decrease) in commercial paper classified as long-term debt	354	2,069

Net cash provided by (used in) financing activities	312,079	94,047

Effect of exchange rate changes on cash and cash equivalents	(12,347)	(23,760)

Net change in cash and cash equivalents	77,438	(91,033)

Cash and cash equivalents at beginning of year	547,404	609,441

Cash and cash equivalents at end of year	¥624,842	¥518,408

8

EXPLANATORY NOTES

Honda Motor Co., Ltd. and Subsidiaries

1. The Company prepares its consolidated financial statements in conformity with accounting principles generally accepted in the United States because the Company has issued American Depositary Receipts listed on the New York Stock Exchange and files reports with the U.S. Securities and Exchange Commission. All segment information, however, is prepared in accordance with a Ministerial Ordinance under the Securities and Exchange Law of Japan.

2. The average exchange rates for the fiscal second quarter ended September 30, 2003 were ¥117.60=U.S.$1 and ¥132.26=euro1. The average exchange rates for the corresponding period last year were ¥119.24=U.S.$1 and ¥117.32=euro1.

3. United States dollar amounts have been translated from yen solely for the convenience of the reader at the rate of ¥111.25=U.S.$1, the mean of the telegraphic transfer selling exchange rate and the telegraphic transfer buying exchange rate prevailing on the Tokyo foreign exchange market on September 30, 2003.

4. The Company’s Common Stock-to-ADR exchange rate was changed from two shares of Common Stock to one ADR to one share of Common Stock to two ADRs, effective January 10, 2002.

5. The Company has adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 130, “Reporting Comprehensive Income.” The following table represents components of the Company’s comprehensive income. Other comprehensive income (loss) consists of changes in adjustments from foreign currency translation, net unrealized gains on marketable equity securities and minimum pension liabilities adjustment.

	Yen (millions)
	Six months ended September 30, 2003	Six months ended September 30, 2002
Net income	¥239,178	¥194,779
Other comprehensive income (loss)	(81,365)	(151,187)

Comprehensive income (loss)	¥157,813	¥43,592

6. Certain reclassifications have been made to the prior year’s consolidated financial statements to conform those financial statements to the presentation used for the fiscal second quarter ended September 30, 2003.

7. The number of treasury stocks has been excluded from the calculation for basic net income per common share.

9

CONSOLIDATED STATEMENTS OF CASH FLOWS

Divided into Non-financial Services Businesses and Finance Subsidiaries (Unaudited)

For the six months ended September 30, 2003 Honda Motor Co., Ltd. and Subsidiaries	Yen (millions)
	Six months ended September 30, 2003
	Non-financial services businesses	Finance subsidiaries
Cash flows from operating activities:
Net income	¥215,830	¥23,373
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	103,397	195
Deferred income taxes	23,620	42,525
Equity in income of affiliates	(35,947)	—
Loss on fair value adjustment of derivative instrument (profit)	(42,848)	(1,562)
Decrease (increase) in trade accounts and notes receivable	112,349	—
Decrease (increase) in inventories	(50,251)	—
Increase (decrease) in trade payables	(37,392)	—
Other, net	(35,087)	(16,345)

Net cash provided by operating activities	253,671	48,186

Cash flows from investing activities:
Decrease (increase) in investments and advances*	33,460	19
Capital expenditures	(127,870)	(163)
Proceeds from sales of property, plant and equipment	5,014	2,595
Decrease (increase) in finance subsidiaries—receivables	—	(430,018)

Net cash used in investing activities	(89,396)	(427,567)

Free cash flow (cash flows from operating and investing activities)	164,275	(379,381)
Free cash flow of non-financial services businesses excluding the increase in loans (amounting to ¥81,986 million) to finance subsidiaries (Note)	149,966	—

Cash flows from financing activities:
Increase (decrease) in short-term debt*	(22,570)	26,099
Proceeds from long-term debt*	5,126	414,720
Repayment of long-term debt*	(5,684)	(70,834)
Proceeds from issuance of common stock	—	1,860
Acquisition of treasury stock	(28,769)	—
Cash dividends paid	(15,411)	—
Increase (decrease) in commercial paper classified as long-term debt	—	354

Net cash provided by financing activities	(67,308)	372,199

Effect of exchange rate changes on cash and cash equivalents	(11,582)	(765)

Net change in cash and cash equivalents	85,385	(7,947)
Cash and cash equivalents at beginning of year	530,343	17,061

Cash and cash equivalents at end of year	¥615,728	¥9,114

Notes:	Non-financial services businesses loans to finance subsidiaries. These cash flows were included in the items of “Other, net” of non-financial services businesses, and “Increase (decrease) in short-term debt”, and “Repayment of long-term debt” of finance subsidiaries (marked by *).

Free cash flow of non-financial services businesses excluding the increase in lending to finance subsidiaries are stated for readers’ information.

10

UNCONSOLIDATED FINANCIAL SECTION

11

UNCONSOLIDATED BALANCE SHEETS

March 31, 2003 and September 30, 2003 and 2002 Honda Motor Co., Ltd.	Yen (millions)
Assets	September 30, 2003	March 31, 2003	September 30, 2002
Current assets	¥843,731	¥829,444	¥783,642
Cash and bank deposits	313,546	236,336	165,257
Notes/accounts receivable	233,424	281,278	235,441
Inventories	130,360	129,999	119,092
Other	169,548	185,533	266,744
Allowance for doubtful accounts	(3,149)	(3,704)	(2,895)

Fixed assets	1,274,329	1,231,887	1,217,210
Tangible fixed assets	598,854	593,607	583,016
Buildings	183,176	174,581	168,358
Machinery and equipment	83,428	87,484	93,153
Land	252,944	249,258	242,710
Other	79,304	82,283	78,794
Intangible fixed assets	6,155	5,688	3,467
Investments and others	669,319	632,592	630,727
Investment securities	501,218	466,527	471,267
Other investments	187,773	185,876	178,911
Allowance for doubtful accounts	(19,673)	(19,812)	(19,451)

Total assets	¥2,118,061	¥2,061,331	¥2,000,853

Explanatory note: The amounts described above disregard figures of less than one million yen.

12

	Yen (millions)
Liabilities and Stockholders’ Equity	September 30, 2003	March 31, 2003	September 30, 2002
Current liabilities	¥481,579	¥525,315	¥500,231
Notes/accounts payable	274,306	280,392	293,055
Short-term bank loans	2,554	3,352	626
Accrued expenses	21,736	36,478	31,655
Accrued product warranty	47,666	47,978	43,078
Accrued employees’ bonuses	36,046	41,132	31,440
Other	99,269	115,982	100,376
Fixed liabilities	131,066	114,761	91,079
Long-term bank loans	798	883	949
Reserve for product warranties	37,172	38,313	30,444
Accrued employees’ retirement benefits	83,257	65,176	49,474
Other	9,838	10,388	10,211

Total liabilities	612,646	640,077	591,311

Common stock	86,067	86,067	86,067
Capital surplus	170,504	168,912	168,912
Retained earnings (including legal reserves)	1,295,782	1,201,333	1,138,572
Unrealized gains on securities available for sale	38,183	21,707	25,606
Treasury stock	(85,122)	(56,766)	(9,616)

Total stockholders’ equity	1,505,415	1,421,254	1,409,541

Total liabilities and stockholders’ equity	¥2,118,061	¥2,061,331	¥2,000,853

Note:	Reclassifications on stockholders’ equity have been made to the prior periods-end to conform to the Amended Regulations Concerning the Terms, Forms and Methods of Preparation of Semi-annual Financial Statements, Etc.

13

UNCONSOLIDATED STATEMENTS OF INCOME

For the six months ended September 30, 2003 and 2002 and forecasts for fiscal year ending March 31, 2004 Honda Motor Co., Ltd.	Yen (millions)
			FORECASTS*
	Six months ended September 30, 2003	Six months ended September 30, 2002	Fiscal year ending March 31, 2004
Ordinary profit and loss:
Operating profit and loss:
Operating revenue:
Net sales	¥1,580,708	¥1,625,558	¥3,310,000
Operating expenses:
Cost of sales	1,036,615	1,108,036
Selling, general and administrative expenses	453,792	451,359

Operating profit	90,299	66,162

Non-operating profit	70,586	62,837
Non-operating expenses	8,753	8,238

Ordinary profit	152,131	120,762	278,000

Extraordinary profit	1,987	1,474
Extraordinary loss	4,310	4,108

Income before income taxes	149,809	118,128

Income taxes:
Current	46,148	51,883
Deferred	(6,654)	(25,469)

Net income	110,315	91,714	202,000

Unappropriated retained earnings at beginning of period	33,918	32,366

Unappropriated retained earnings at end of period	¥144,233	¥124,081

Explanatory note: The amounts described above disregard figures of less than one million yen.

*	These forecasts are based on the assumption that the exchange rates for the yen to the U.S. dollar and the euro for the current fiscal year will average ¥115 and ¥127, respectively. This announcement contains forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934. Honda’s actual results could materially differ from those contained in these forward-looking statements as a result of numerous factors outside of Honda’s control. Such factors include general economic conditions in Honda’s principal markets, and foreign exchange rates between the Japanese yen and other major currencies, as well as other factors detailed from time to time in Honda’s reports filed with the U.S. Securities and Exchange Commission.

14

COMMON STOCK INFORMATION

As of September 30, 2003 Honda Motor Co., Ltd.
Number of shares authorized to be issued	3,600,000,000 shares
Number of shares issued and outstanding	974,414,215 shares
Number of stockholders	56,386
Share prices (closing prices on the Tokyo Stock Exchange)	High	¥5,510 (September 2003)
	Low	¥3,570 (April 2003)
	Close	¥4,470 (September 30, 2003)

BREAKDOWN OF STOCKHOLDERS

As of September 30, 2003 Honda Motor Co., Ltd.	Number of stockholders	Number of shares held (thousands)
Individuals and others	54,419	64,029
Government and municipal corporations	1	4
Financial institutions	266	475,834
Securities companies	41	3,500
Domestic companies and others	715	98,324
Foreign institutions and individuals	943	313,836
Treasury stock	1	18,884

Total	56,386	974,414

Explanatory notes:	1.	The number of shares described above disregard figures of less than one thousand shares.

	2.	Domestic companies and others include shares of the Japan Securities Depository Center.

PRINCIPAL STOCKHOLDERS

As of September 30, 2003 Honda Motor Co., Ltd.	Number of shares held (thousands)%
Japan Trustee Services Bank, Ltd.	48,958	5.0
State Street Bank and Trust Company, N.A.	41,768	4.3
The Master Trust Bank of Japan, Ltd.	41,360	4.2
The Bank of Tokyo-Mitsubishi, Ltd.	40,555	4.2
The Tokio Marine & Fire Insurance Co., Ltd.	37,459	3.8
The Chase Manhattan Bank, N.A., London	30,442	3.1
Meiji Life Insurance Company	28,444	2.9
UFJ Bank, Limited	25,929	2.7
Sompo Japan Insurance Inc.	23,830	2.4
The Mitsubishi Trust & Banking Corp.	21,769	2.2

Explanatory notes:	1.	The number of shares described above disregard figures of less than one thousand shares.

	2.	Number of shares of the Company’s common stock held by Japan Trustee Services Bank, Ltd., The Master Trust Bank of Japan, Ltd., are owned exclusively in connection with their trust businesses.

	3.	State Street Bank and Trust Company, N.A. and The Chase Manhattan Bank, N.A., London conduct custody services of the Company’s common stock mainly owned by institutional investors in Europe and the United States and are also nominees of shares of the Company’s common stock held by such institutional investors.

15

FIVE-YEAR FINANCIAL RESULTS (UNCONSOLIDATED)

For the years ended March 31, 2000, 2001, 2002 and 2003 and the six months ended September 30, 2003 Honda Motor Co., Ltd.	Year ended March 31, 2000	Year ended March 31, 2001	Year ended March 31, 2002	Year ended March 31, 2003	Six months ended September 30, 2003
Net sales (¥ millions)	¥2,919,840	¥3,042,022	¥3,211,186	¥3,322,719	¥1,580,708
Ordinary profit (¥ millions)	201,440	137,374	218,987	242,680	152,131
Net income (¥ millions)	135,322	11,326	134,925	170,035	110,315
Net income per common share (¥)	138.88	11.62	138.47	174.63	115.00
Total assets (¥ millions)	1,758,588	1,765,814	1,937,805	2,061,331	2,118,061
Stockholders’ equity (¥ millions)	1,212,899	1,236,686	1,342,648	1,421,254	1,505,415
Stockholders’ equity per common share (¥)	1,244.75	1,269.16	1,377.92	1,477.49	1,575.48
Common stock (¥ millions)	86,067	86,067	86,067	86,067	86,067
Stockholders’ equity ratio (%)	69.0%	70.0%	69.3%	68.9%	71.1%

Explanatory note: The amounts over one million yen described above disregard figures of less than one million yen.

16

BOARD OF DIRECTORS

As of September 30, 2003

Chairman and Representative Director	Directors
Yoshihide Munekuni	Satoru Kishi
Mikio Yoshimi
President and Representative Director	Masaaki Kato
Takeo Fukui	Shigeru Takagi
Masahiro Yoshimura
Executive Vice President and Representative Director	Hiroshi Kuroda
Koichi Amemiya	Akio Hamada
Teruo Kowashi
Senior Managing and Representative Directors	Seiichi Moriguchi
Michiyoshi Hagino	Tetsuo Iwamura
Minoru Harada	Takashi Yamamoto
Motoatsu Shiraishi	Masaru Takabayashi
Satoshi Aoki	Tatsuhiro Oyama
Hiroshi Okubo	Suguru Kanazawa
Manabu Nishimae
Managing Directors	Fumihiko Ike
Atsuyoshi Hyogo	Masaya Yamashita
Satoshi Dobashi	Hiroshi Kobayashi
Satoshi Toshida
Koki Hirashima	Director and Advisor
Koichi Kondo	Hiroyuki Yoshino
Yasuo Ikenoya
Toru Onda	Corporate Auditors
Akira Takano	Kunihiro Chujo*
Takanobu Ito	Koji Miyajima*
Koukei Higuchi
Kuniyasu Yamada

* Full-time service auditor

17

Printed in Japan

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Financial Statements

September 30, 2003

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Balance Sheets

September 30, 2002 and 2003 and March 31, 2003

	Yen (millions)
	September 30, 2002	September 30, 2003	March 31, 2003
	unaudited	unaudited	audited
Assets
Current assets:
Cash and cash equivalents	¥518,408	¥624,842	¥547,404
Trade accounts and notes receivable, net of allowance for doubtful accounts of ¥7,310 million at September 30, 2002, ¥7,785 million at September 30, 2003 and ¥8,343 million at March 31, 2003	332,185	320,461	444,498
Finance subsidiaries-receivables, net (note 2)	980,852	1,081,896	1,097,541
Inventories (note 3)	670,268	784,796	751,980
Deferred income taxes	205,290	200,134	202,376
Other current assets	227,826	311,660	248,561

Total current assets	2,934,829	3,323,789	3,292,360

Finance subsidiaries-receivables, net (note 2)	2,024,071	2,416,333	2,230,020
Investments and advances:
Investments in and advances to affiliates	249,877	293,001	272,753
Other, including marketable equity securities (note 4)	145,261	189,838	140,218

Total investments and advances	395,138	482,839	412,971

Property, plant and equipment, at cost (note 5):
Land	336,708	347,596	342,991
Buildings	912,139	932,332	942,747
Machinery and equipment	2,018,426	1,986,273	2,023,724
Construction in progress	96,542	93,159	72,112

	3,363,815	3,359,360	3,381,574
Less accumulated depreciation	1,987,880	1,970,848	1,987,231

Net property, plant and equipment	1,375,935	1,388,512	1,394,343

Other assets	241,612	380,314	351,597

Total assets	¥6,971,585	¥7,991,787	¥7,681,291

Liabilities and Stockholders’ Equity
Current liabilities:
Short-term debt (note 5)	¥937,819	¥803,532	¥877,954
Current portion of long-term debt (note 5)	142,231	405,533	304,342
Trade payables:
Notes	24,736	26,570	26,076
Accounts	750,848	739,668	804,595
Accrued expenses	719,596	789,475	777,492
Income taxes payable	66,269	65,439	64,179
Other current liabilities	232,643	324,475	267,752

Total current liabilities	2,874,142	3,154,692	3,122,390

Long-term debt (note 5)	953,833	1,283,072	1,140,182
Other liabilities (note 6)	550,260	810,042	788,999

Total liabilities	4,378,235	5,247,806	5,051,571

Stockholders’ equity:
Common stock, authorized 3,600,000,000 shares ; issued 974,414,215 shares at September 30, 2002 and 2003 and March 31, 2003	86,067	86,067	86,067
Capital surplus	172,529	172,719	172,529
Legal reserves	29,012	32,335	29,391
Retained earnings	2,945,720	3,382,512	3,161,664
Accumulated other comprehensive income (loss) (notes 4 and 8)	(630,362)	(844,530)	(763,165)
Treasury stock, at cost 1,932,337 shares at September 30, 2002, 18,884,208 shares at September 30, 2003 and 12,797,465 shares at March 31, 2003	(9,616)	(85,122)	(56,766)

Total stockholders’ equity	2,593,350	2,743,981	2,629,720
Commitments and contingent liabilities (notes 11 and 12)

Total liabilities and stockholders’ equity	¥6,971,585	¥7,991,787	¥7,681,291

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Income

For the six months ended September 30, 2002 and 2003 and the year ended March 31, 2003

	Yen (millions)
	September 30, 2002	September 30, 2003	March 31, 2003
	unaudited	unaudited	audited
Net sales and other operating revenue	¥3,853,611	¥4,025,431	¥7,971,499

Operating costs and expenses:
Cost of sales	2,614,864	2,784,909	5,410,192
Selling, general and administrative	701,855	719,779	1,434,995
Research and development	213,023	218,872	436,863

	3,529,742	3,723,560	7,282,050

Operating income	323,869	301,871	689,449

Other income (note 1 (q)):
Interest	4,093	5,297	7,445
Other	5,541	39,412	5,741

	9,634	44,709	13,186

Other expenses (note 1(q)):
Interest	6,377	5,527	12,207
Other	53,425	9,172	80,673

	59,802	14,699	92,880

Income before income taxes and equity in income of affiliates	273,701	331,881	609,755

Income taxes :
Current	115,897	62,557	176,632
Deferred	(8,713)	66,145	68,433

	107,184	128,702	245,065

Income before equity in income of affiliates	166,517	203,179	364,690
Equity in income of affiliates	28,262	35,999	61,972

Net income	¥194,779	¥239,178	¥426,662

	Yen
	September 30, 2002	September 30, 2003	March 31, 2003
Basic net income per common share (note 1(o)):
	¥199.98	¥249.34	¥439.43

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

For the six months ended September 30, 2002 and 2003 and the year ended March 31, 2003

	Yen (millions)
	September 30, 2002	September 30, 2003	March 31, 2003
	unaudited	unaudited	audited
Common stock:
Balance at beginning of the period	¥86,067	¥86,067	¥86,067

Balance at end of the period	86,067	86,067	86,067

Capital surplus:
Balance at beginning of the period	172,529	172,529	172,529
Reissuance of treasury stock	—	190	—

Balance at end of the period	172,529	172,719	172,529

Legal reserves:
Balance at beginning of the period	28,969	29,391	28,969
Transfer from retained earnings	43	2,944	422

Balance at end of the period	29,012	32,335	29,391

Retained earnings:
Balance at beginning of the period	2,765,600	3,161,664	2,765,600
Net income for the period	194,779	239,178	426,662
Cash dividends	(14,616)	(15,386)	(30,176)
Transfer to legal reserves	(43)	(2,944)	(422)

Balance at end of the period	2,945,720	3,382,512	3,161,664

Accumulated other comprehensive income (loss):
(notes 4 and 8)
Balance at beginning of the period	(479,175)	(763,165)	(479,175)
Other comprehensive income (loss) for the period, net of tax	(151,187)	(81,365)	(283,990)

Balance at end of the period	(630,362)	(844,530)	(763,165)

Treasury stock:
Balance at beginning of the period	(49)	(56,766)	(49)
Purchase of treasury stock	(9,567)	(28,769)	(56,717)
Reissuance of treasury stock	—	413	—

Balance at end of the period	(9,616)	(85,122)	(56,766)
Total stockholders' equity	¥2,593,350	¥2,743,981	¥2,629,720

Disclosure of comprehensive income:
Net income for the period	¥194,779	¥239,178	¥426,662
Other comprehensive income (loss) for the period, net of tax (notes 4 and 8)	(151,187)	(81,365)	(283,990)

Total comprehensive income for the period	¥43,592	¥157,813	¥142,672

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the six months ended September 30, 2002 and 2003 and the year ended March 31, 2003

	Yen (millions)
	September 30, 2002	September 30, 2003	March 31, 2003
	unaudited	unaudited	audited
Cash flows from operating activities (note 7):
Net income	¥194,779	¥239,178	¥426,662
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	102,105	103,592	220,874
Deferred income taxes	(8,713)	66,145	68,433
Equity in income of affiliates	(28,262)	(35,999)	(61,972)
Provision for credit and lease residual losses on finance subsidiaries-receivables	14,443	23,112	39,377
Loss (gain) on derivative instruments and related others	43,462	(44,410)	36,983
Decrease (increase) in assets:
Trade accounts and notes receivable	97,858	117,169	(16,842)
Inventories	(62,948)	(50,251)	(146,574)
Other current assets	(82,642)	(122,639)	(104,583)
Other assets	(11,079)	(16,496)	(44,820)
Increase (decrease) in liabilities:
Trade payables	(26,445)	(36,811)	28,675
Accrued expenses	82,292	27,603	130,615
Income taxes payable	6,315	2,231	3,964
Other current liabilities	24,093	23,783	17,708
Other liabilities	4,898	14,047	30,412
Other, net	22,073	(7,649)	59,215

Net cash provided by operating activities	372,229	302,605	688,127

Cash flows from investing activities:
Decrease in investments and advances	11,785	21,109	20,737
Capital expenditures	(133,290)	(128,033)	(316,991)
Proceeds from sales of property, plant and equipment	5,517	7,609	16,438
Acquisitions of finance subsidiaries-receivables	(1,735,474)	(1,869,625)	(3,265,076)
Collections of finance subsidiaries-receivables	927,562	972,602	1,710,833
Proceeds from sales of finance subsidiaries-receivables	390,351	471,439	760,500

Net cash used in investing activities	(533,549)	(524,899)	(1,073,559)

Cash flows from financing activities :
Increase (decrease) in short-term debt	(4,164)	19,679	(47,959)
Proceeds from long-term debt	349,893	412,544	775,987
Repayment of long-term debt	(229,568)	(76,343)	(292,063)
Cash dividends paid	(14,616)	(15,386)	(30,176)
Increase (decrease) in commercial paper classified as long-term debt	2,069	354	(2,131)
Payment for purchase of treasury stock	(9,567)	(28,769)	(56,717)

Net cash provided by financing activities	94,047	312,079	346,941

Effect of exchange rate changes on cash and cash equivalents	(23,760)	(12,347)	(23,546)

Net change in cash and cash equivalents	(91,033)	77,438	(62,037)
Cash and cash equivalents at beginning of the period	609,441	547,404	609,441

Cash and cash equivalents at end of the period	¥518,408	¥624,842	¥547,404

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the six months ended September 30, 2002 and 2003 and the year ended March 31, 2003

(1)	General and Summary of Significant Accounting Policies

(a)	Financial Statements

The accompanying semiannual consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (such as Accounting Principles Board Opinions and Statements of Financial Accounting Standards), which is permitted by “Regulations Concerning Terminology, Forms and Preparation methods of Semiannual Consolidated Financial Statements” (Ordinance of Ministry of Finance No. 24 of 1999), Article 81. In addition, the segment information is prepared based on the “Regulations Concerning Terminology, Forms and Preparation methods of Semiannual Consolidated Financial Statements” (Ordinance of Ministry of Finance No. 24 of 1999), Article 14. In the opinion of management, all adjustments which are necessary for a fair presentation have been included. The results for interim periods are not necessarily indicative of results which may be expected for any other interim period or for the year. For further information, refer to the March 31, 2003 consolidated financial statements and notes thereto included in Honda Motor Co., Ltd. and Subsidiaries Annual Report for the year ended March 31, 2003. Consolidated financial statements ended March 31, 2003 are derived from the audited consolidated financial statements, while consolidated financial statements ended September 30, 2002 and 2003 are unaudited.

(b)	Description of Business

Honda Motor Co., Ltd. (the “Company”) and its subsidiaries (collectively “Honda”) develop, manufacture, distribute and provide financing for the sale of its motorcycles, automobiles and power products. Honda’s manufacturing operations are principally conducted in 25 separate factories, 5 of which are located in Japan. Principal overseas manufacturing facilities are located in the United States of America, Canada, the United Kingdom, France, Italy, Spain, India, Pakistan, the Philippines, Thailand, Vietnam, Brazil and Mexico.

Net sales and other operating revenue by category of activity for the 6 months ended September 30, 2003 were derived from: motorcycle business 11.8%, automobile business 81.2%, financial services 3.1%, and power product and other businesses 3.9%. Operating income by category of activity for the 6 months ended September 30, 2003 was derived from: motorcycle business 2.7%, automobile business 82.4%, financial services 13.5%, and power product and other businesses 1.4%.

Honda sells motorcycles, automobiles and power products in most countries in the world. For the 6 months ended September 30, 2003, 78.4% of net sales and other operating revenue (¥3,154,349 million) was derived from subsidiaries operating outside Japan (2002: ¥2,864,466 million). Net sales and other operating revenue for the 6 months ended September 30, 2003 was geographically broken down based on the location of customers as follows: Japan 18.6%, North America 57.4%, Europe 9.4%, Asia 9.9% and others 4.7%. For the 6 months ended September 30, 2003, 73.6% of operating income (¥222,154 million) was generated from foreign subsidiaries, disregarding the effect of elimination of unrealized profits between domestic operations and foreign operations (2002: ¥224,377 million).

(c)	Basis of Presenting Consolidated Financial Statements

The Company and its domestic subsidiaries maintain their books of account in conformity with financial accounting standards of Japan, and its foreign subsidiaries generally maintain their books of account in conformity with those of the countries of their domicile.

The consolidated financial statements presented herein have been prepared in a manner and reflect the adjustments which are necessary to conform them with accounting principles generally accepted in the United States of America.

(Continued)

2

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(d)	Consolidation Policy

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. Investments in 20% to 50% owned affiliates in which the Company has the ability to exercise significant influence over their operating and financial policies are stated at their underlying equity value.

Minority interests in net assets and income are not significant and, accordingly, are not presented separately in the accompanying consolidated balance sheets and statements of income.

(e)	Use of Estimates

Management of Honda has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Significant items subject to such estimates and assumptions include allowance for credit losses, allowance for losses on lease residual values, valuation allowance for inventories and deferred tax assets, impairment of long-lived assets, product warranty, and assets and obligations related to employee benefits. Actual results could differ from those estimates.

(f)	Revenue Recognition

Sales of manufactured products are recognized when persuasive evidence of an arrangement exists, delivery has occurred, title and risk of loss have passed to the customers, the sales price is fixed or determinable, and collectibility is probable. Revenues are recognized net of discounts, cash sales incentives and rebates granted.

Interest income from finance receivables is recognized using the interest method. Finance receivable origination fees and certain direct origination costs are deferred, and the net fee or cost is recognized using the interest method over the contractual life of the finance receivables.

Finance subsidiaries of the Company periodically sell finance receivables. Gain or loss is recognized equal to the difference between the cash proceeds received and the carrying value of the receivables sold and is recorded in the period in which the sale occurs. Honda allocates the recorded investment in finance receivables between the portion(s) of the receivables sold and portion(s) retained based on the relative fair values of those portions on the date the receivables are sold. Honda recognizes gains or losses attributable to the change in the fair value of the retained interests, which are recorded at estimated fair value and accounted for as “trading” securities. Honda determines the value of the retained interest by discounting the future cash flows. Those cash flows are net of estimated credit losses and are discounted at a rate which Honda believes is commensurate with the risks involved. A servicing asset or liability is amortized in proportion to and over the period of estimated net servicing income. Servicing assets and servicing liabilities at September 30, 2002 and 2003 and March 31, 2003 were not significant.

(Continued)

3

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(g)	Cash Equivalents

Honda considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

(h)	Inventories

Inventories are stated at the lower of cost, determined principally by the first-in, first-out method, or market.

(i)	Investments in Securities

Honda classifies its debt and equity securities in one of three categories: available-for-sale, trading, or held-to-maturity. Debt securities that are classified as “held-to-maturity” securities are reported at amortized cost. Debt and equity securities classified as “trading” securities are reported at fair value, with unrealized gains and losses included in earnings. Other debt and equity securities are classified as “available-for-sale” securities and are reported at fair value, with unrealized gains or losses, net of deferred taxes included in accumulated other comprehensive income (loss) in the stockholders’ equity section of the consolidated balance sheets. Honda did not hold any “trading” securities at September 30, 2002 or 2003 or March 31, 2003, except for retained interests in the sold pools of finance receivables, which are accounted for as “trading” securities and included in finance receivables. Honda did not hold any “held-to-maturity” securities at September 30, 2002 or 2003 or March 31, 2003.

(j)	Goodwill

On April 1, 2002, Honda adopted Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Intangible Assets” and ceased amortizing its goodwill at that time. SFAS No. 142 requires that goodwill be not amortized, but instead be tested for impairment at least annually. Honda completed its transitional impairment test of goodwill effective April 1, 2002 and its annual test effective March 31, 2003 as prescribed by SFAS No. 142 and concluded no impairment needed to be recognized. The carrying amount of goodwill at September 30, 2002 and 2003 and March 31, 2003 were ¥15,809 million, ¥17,532 million and ¥15,566 million, respectively.

(k)	Depreciation

Depreciation of property, plant and equipment is calculated principally by the declining-balance method based on estimated useful lives of the respective assets.

The estimated useful lives used in computing depreciation of property, plant and equipment are as follows:

Asset	Life
Buildings	Up to 50 years
Machinery and equipment	2 to 20 years

(Continued)

4

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(l)	Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

Honda applies the provisions of Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”.

Honda’s long-lived assets and certain identifiable intangibles having finite useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows (undiscounted and without interest charges) expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of by sale are reported at the lower of the carrying amount or fair value less costs to sell.

(m)	Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date.

(n)	Product-Related Expenses

Advertising and sales promotion costs are expensed as incurred. Provisions for estimated costs related to product warranty are made at the time of sale. Estimated warranty expenses are provided based on historical warranty claim experience with consideration given to the expected level of future warranty costs as well as current information on repair costs. Included in warranty expenses accruals are costs for general warranties on vehicles Honda sells, product recalls and service actions outside the general warranties.

(o)	Basic Net Income per Common Share

Basic net income per common share has been computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during each period. The weighted average number of common shares outstanding during the 6 months ended September 30, 2002, 2003 and for the year ended March 31, 2003 was 973,972,176, 959,257,426 and 970,952,677, respectively. There were no potentially dilutive shares outstanding during the 6 months ended September 30, 2002 or 2003 or for the year ended March 31, 2003.

(Continued)

5

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(p)	Foreign Currency Translation

Foreign currency financial statement amounts are translated into Japanese yen on the basis of the period-end rate for all assets and liabilities and the weighted average rate for the period for all income and expense amounts. Translation adjustments resulting therefrom are included in accumulated other comprehensive income (loss) in the stockholders’ equity section of the consolidated balance sheets.

(q)	Derivative Financial Instruments

The Company and certain of its subsidiaries have entered into foreign exchange agreements and interest rate agreements to manage currency and interest rate exposures. These instruments include foreign currency forward contracts, currency swap agreements, currency option contracts and interest rate swap agreements.

Honda applies the provisions of Statement of Financial Accounting Standards (SFAS) No. 133, “Accounting for Derivative Instruments and Hedging Activities” and SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133”. Both standards establish accounting and reporting standards for derivative instruments and for hedging activities, and require that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income (loss), depending on whether a derivative is designated as part of a hedge transaction and the type of hedge transaction. The ineffective portion of all hedges is immediately recognized in earnings.

Because Honda has not elected to apply hedge accounting subsequent to the adoption of SFAS No.133 and SFAS No. 138, changes in the fair value of its derivative instruments are recognized in earnings in the period of the change. The amount recognized in earnings included in other expenses – other during the 6 months ended September 30, 2002 and for the year ended March 31, 2003 were ¥31,929 million and ¥19,910 million, respectively, while included in other income – other during the 6 months ended September 30, 2003 was ¥67,937 million.

(r)	Shipping and Handling Costs

Shipping and handling costs are included in selling, general and administrative expenses, and are charged to earnings as incurred.

(Continued)

6

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(s)	New Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. (FIN) 46, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51,” which clarifies the application of the consolidation rules to certain variable interest entities. FIN 46 established a new multi-step model for the consolidation of variable interest entities when a company has a controlling financial interest based either on voting interests or variable interests. Consolidation based on variable interests is required by the primary beneficiary if the equity investors lack essential characteristics of a controlling financial interest or if the equity investment at risk is not sufficient for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 also provides disclosure requirements related to investments in variable interest entities, whether or not those entities are consolidated.

On October 9, 2003, the FASB issued FASB Staff Position FIN 46-6 (“FSP FIN 46-6”), “Effective Date of FASB Interpretation No. 46, Consolidation of Variable Interest Entities.” FSP FIN 46-6 defers the effective date for applying the provisions of FIN 46 for interests held by public entities in variable interest entities or potential variable interest entities created before February 1, 2003, to the first period ending after December 15, 2003. Honda is required to apply FIN 46 immediately for variable interest entities created subsequent to January 31, 2003, however, there were no significant variable interest entities created after this date that were required to be consolidated by Honda. The initial effect of the adoption of FIN 46 for potential variable interest entities created prior to February 1, 2003, if any, will be reflected as the cumulative effect of a change in accounting principle in Honda’s consolidated statement of income for the quarter ending December 31, 2003.

Honda is continuing its analysis of potential variable interest entities created prior to February 1, 2003, which may require consolidations. These potential variable interest entities include special purpose entities, interests in investments accounted for under the equity method, including joint ventures, or cost method of accounting, dealerships, vendors and service providers. Honda believes that the implementation of FIN 46 for these potential variable interest entities is not expected to have a significant effect on Honda’s consolidated financial statements.

In January 2003, the Emerging Issues Task Force reached a final consensus on Issue No. 03-2 “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities” (“EITF 03-2”). EITF 03-2 addresses accounting for a transfer to the Japanese government of a substitutional portion of an Employees’ Pension Fund (“EPF”) plan, which is a defined benefit pension plan established under the Welfare Pension Insurance Law. EITF 03-2 requires employers to account for the separation process of the substitutional portion from the entire EPF plan (which includes a corporation portion) upon completion of the transfer to the government of the substitutional portion of the benefit obligation and related plan assets. The separation process is considered the culmination of a series of steps in a single settlement transaction. Under this approach, the difference between the fair value of the obligation and the assets required to be transferred to the government should be accounted for and separately disclosed as a subsidy. The Company has not decided whether it will transfer the substitutional portion to the government. Accordingly, the effect on Honda’s consolidated financial statements, if any, cannot be determined until a decision is made and the substitutional portion of the benefit obligation and plan assets are transferred to the government.

(Continued)

7

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(t)	Reclassifications

Certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the presentation used for the 6 months ended September 30, 2003.

(2)	Finance Subsidiaries - Receivables

Finance subsidiaries-receivables represent finance receivables generated by finance subsidiaries. Finance receivables include wholesale financing to dealers and retail financing and direct financing leases to consumers.

The allowance for credit losses is maintained at an amount management deems adequate to cover estimated losses on finance receivables. The allowance is based on management’s evaluation of many factors, including current economic trends, industry experience, inherent risks in the portfolio and the borrower’s ability to pay.

Finance subsidiaries of the Company purchase insurance to cover a substantial amount of the estimated residual value of vehicles leased to customers. The allowance for losses on lease residual values is maintained at an amount management deems adequate to cover estimated losses on the uninsured portion of the vehicles’ lease residual values. The allowance is also based on management’s evaluation of many factors, including current economic conditions, industry experience and the finance subsidiaries’ historical experience with residual value losses.

(Continued)

8

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Finance subsidiaries-receivables, net, consisted of the following at September 30, 2002 and 2003 and March 31, 2003:

	Yen (millions)
	September 30, 2002	September 30, 2003	March 31, 2003
Direct financing leases	¥1,572,938	¥1,754,621	¥1,701,447
Retail	1,381,584	1,748,113	1,550,787
Wholesale	179,130	165,921	241,039
Term loans to dealers	21,146	18,292	28,001

Total finance receivables	3,154,798	3,686,947	3,521,274
Retained interests in the sold pools of finance receivables	59,677	70,219	67,024

	3,214,475	3,757,166	3,588,298
Less:
Allowance for credit losses	14,511	23,290	18,628
Allowance for losses on lease residual values	17,132	23,640	22,355
Unearned interest income and fees	177,909	212,007	219,754

Finance subsidiaries-receivables, net	3,004,923	3,498,229	3,327,561

Less current portion	980,852	1,081,896	1,097,541

Noncurrent finance subsidiaries-receivables, net	¥2,024,071	¥2,416,333	¥2,230,020

(3)	Inventories

Inventories at September 30, 2002 and 2003 and March 31, 2003 are summarized as follows:

	Yen (millions)
	September 30, 2002	September 30, 2003	March 31, 2003
Finished goods	¥448,147	¥531,186	¥504,548
Work in process	24,719	27,968	23,728
Raw materials	197,402	225,642	223,704

	¥670,268	¥784,796	¥751,980

(Continued)

9

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(4)	Investments and Advances-Other

Investments and advances-other at September 30, 2002 and 2003 and March 31, 2003 consisted of the following:

	Yen (millions)
	September 30, 2002	September 30, 2003	March 31, 2003
Marketable equity securities	¥79,187	¥92,891	¥66,841
Nonmarketable preferred stocks	14,200	16,200	16,200
Guaranty deposits	33,603	32,112	32,162
Life insurance contracts	4,487	4,329	4,385
Advances	1,979	3,648	1,786
Other	11,805	40,658	18,844

	¥145,261	¥189,838	¥140,218

Certain information with respect to available-for-sale securities, all of which are marketable equity securities at September 30, 2002 and 2003 and March 31, 2003 is summarized below:

	Yen (millions)
	September 30, 2002	September 30, 2003	March 31, 2003
Cost	¥49,689	¥32,631	¥34,063
Fair value	79,187	92,891	66,841
Gross unrealized gains	33,398	60,739	34,207
Gross unrealized losses	3,900	479	1,429

(5)	Short-Term and Long-Term Debt

Short-term debt at September 30, 2002 and 2003 and March 31, 2003 is as follows:

	Yen (millions)
	September 30, 2002	September 30, 2003	March 31, 2003
Short-term bank loans	¥226,073	¥247,168	¥220,499
Medium-term notes	336,202	116,371	325,737
Commercial paper	375,544	439,993	331,718

	¥937,819	¥803,532	¥877,954

(Continued)

10

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Long-term debt at September 30, 2002 and 2003 and March 31, 2003 is as follows:

Total long-term debt	¥1,096,064	¥1,688,605	¥1,444,524
Less current portion	142,231	405,533	304,342

	¥953,833	¥1,283,072	¥1,140,182

Property, plant and equipment with a net book value of approximately ¥13,306 million, ¥14,098 million and ¥12,240 million at September 30, 2002 and 2003 and March 31, 2003, respectively, were subject to specific mortgages securing indebtedness.

(6)	Other Liabilities

Other liabilities at September 30, 2002 and 2003 and March 31, 2003 are summarized as follows:

	Yen (millions)
	September 30, 2002	September 30, 2003	March 31, 2003
Allowance for product warranty	¥106,990	¥136,421	¥130,307
Minority interest	43,384	57,743	52,546
Additional minimum pension liabilities	354,772	555,077	555,206
Deferred income taxes	1,339	21,291	8,740
Other	43,775	39,510	42,200

	¥550,260	¥810,042	¥788,999

(7)	Supplemental Disclosures of Cash Flow Information

	Yen (millions)
	The 6 months ended September 30, 2002	The 6 months ended September 30, 2003	The year ended March 31, 2003
Cash paid during the period for:
Interest	¥52,305	¥47,400	¥100,368
Income taxes	110,872	91,368	173,697

During the 6 months ended September 30, 2003, the Company reissued its treasury stocks at fair value of ¥603 million to the minority shareholder of a subsidiary, upon which the Company merged with the subsidiary.

(Continued)

11

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(8)	Comprehensive Income

Comprehensive income consists of net income, change in adjustments from foreign currency translation, change in net unrealized gains on marketable equity securities, and change in minimum pension liabilities adjustment, and is included in the consolidated statements of stockholders’ equity.

Accumulated other comprehensive income (loss) at September 30, 2002 and 2003 and March 31, 2003 are as follows:

	Yen (millions)
	September 30, 2002	September 30, 2003	March 31, 2003
Adjustments from foreign currency translation	¥(455,149)	¥(567,690)	¥(469,472)
Net unrealized gains on marketable equity securities	12,611	31,544	14,820
Minimum pension liabilities adjustment	(187,824)	(308,384)	(308,513)

Total accumulated other comprehensive income (loss)	¥(630,362)	¥(844,530)	¥(763,165)

(Continued)

12

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(9)	Fair Value of Financial Instruments

The estimated fair values of significant financial instruments at September 30, 2002 and 2003 and March 31, 2003 are as follows:

	Yen (millions)
	September 30, 2002		September 30, 2003		March 31, 2003
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Finance subsidiaries-receivables (a)	¥1,622,281	¥1,640,412	¥1,949,764	¥1,975,023	¥1,835,085	¥1,868,749
Investments and advances-marketable equity securities	79,187	79,187	92,891	92,891	66,841	66,841
Debt	(2,033,883)	(2,037,827)	(2,492,137)	(2,496,375)	(2,322,478)	(2,329,535)

Foreign exchange instruments (b):
Asset position	¥5,043	¥5,043	¥36,669	¥36,669	¥9,598	¥9,598
Liability position	(17,253)	(17,253)	(4,534)	(4,534)	(13,523)	(13,523)

Net	¥(12,210)	¥(12,210)	¥32,135	¥32,135	¥(3,925)	¥(3,925)

Interest rate instruments (c):
Asset position	¥143	¥143	¥3,016	¥3,016	¥572	¥572
Liability position	(52,229)	(52,229)	(32,872)	(32,872)	(43,498)	(43,498)

Net	¥(52,086)	¥(52,086)	¥(29,856)	¥(29,856)	¥(42,926)	¥(42,926)

(a)	The carrying amounts of finance subsidiaries-receivables at September 30, 2002 and 2003 and March 31, 2003 in the table exclude ¥1,382,642 million, ¥1,548,465 million and ¥1,492,476 million of direct financing leases, net, classified as finance subsidiaries-receivables in the consolidated balance sheets, respectively.

(b)	The fair values of foreign currency forward contracts, foreign currency option contracts and foreign currency swap agreements are included in other assets and other current assets/liabilities in the consolidated balance sheets as follows:

	Yen (millions)
	September 30, 2002	September 30, 2003	March 31, 2003
Other current assets	¥1,683	¥14,146	¥4,025
Other assets	3,360	22,523	5,573
Other current liabilities	(17,253)	(4,534)	(13,523)

	¥(12,210)	¥32,135	¥(3,925)

(Continued)

13

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(c)	The fair values of interest rate swap agreements are included in other assets/liabilities and other current liabilities in the consolidated balance sheets as follows:

	Yen (millions)
	September 30, 2002	September 30, 2003	March 31, 2003
Other assets	¥143	¥3,016	¥572
Other current liabilities	(52,111)	(32,782)	(43,344)
Other liabilities	(118)	(90)	(154)

	¥(52,086)	¥(29,856)	¥(42,926)

The estimated fair value amounts have been determined using relevant market information and appropriate valuation methodologies. However, these estimates are subjective in nature and involve uncertainties and matters of significant judgement and, therefore, cannot be determined with precision. The effect of using different assumptions and/or estimation methodologies may be significant to the estimated fair value amounts.

The methodologies and assumptions used to estimate the fair values of financial instruments are as follows:

Cash and cash equivalents, trade receivables and trade payables

The carrying amounts approximate fair values because of the short maturity of these instruments.

Finance subsidiaries-receivables

The fair values of retail receivables and term loans to dealers were estimated by discounting future cash flows using the current rates for these instruments of similar remaining maturities. Given the short maturities of wholesale receivables, the carrying amount of such receivables approximates fair value.

Marketable equity securities

The fair value of marketable equity securities was estimated using quoted market prices.

Debt

The fair values of bonds and notes were estimated based on the quoted market prices for the same or similar issues. The fair value of long-term loans was estimated by discounting future cash flows using rates currently available for loans of similar terms and remaining maturities. The carrying amounts of short-term bank loans and commercial paper approximate fair values because of the short maturity of these instruments.

Foreign exchange and interest rate instruments

The fair values of foreign currency forward contracts and foreign currency option contracts were estimated by obtaining quotes from banks. The fair values of currency swap agreements and interest rate swap agreements were estimated by discounting future cash flows using rates currently available for these instruments of similar terms and remaining maturities.

(Continued)

14

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(10)	Risk Management Activities and Derivative Financial Instruments

The Company and certain of its subsidiaries are parties to derivative financial instruments in the normal course of business to reduce their exposure to fluctuations in foreign exchange rates and interest rates. Currency swap agreements are used to convert long-term debt denominated in a certain currency to long-term debt denominated in other currencies. Foreign currency forward contracts and purchased option contracts are normally used to hedge sale commitments denominated in foreign currencies (principally U.S. dollars). Foreign currency written option contracts are entered into in combination with purchased option contracts to offset premium amounts to be paid for purchased option contracts. Interest rate swap agreements are mainly used to convert floating rate financing, such as commercial paper, to (normally three-five years) fixed rate financing in order to match financing costs with income from finance receivables. These instruments involve, to varying degrees, elements of credit, exchange rate and interest rate risks in excess of the amount recognized in the consolidated balance sheets.

The aforementioned instruments contain an element of risk in the event the counterparties are unable to meet the terms of the agreements. However, Honda minimizes the risk exposure by limiting the counterparties to major international banks and financial institutions meeting established credit guidelines. Management does not expect any counterparty to default on its obligations and, therefore, does not expect to incur any losses due to counterparty default. Honda generally does not require or place collateral for these financial instruments.

Foreign currency forward contracts and currency swap agreements are agreements to exchange different currencies at a specified rate on a specific future date. Foreign currency option contracts are contracts that allow the holder of the option the right but not the obligation to exchange different currencies at a specified rate on a specific future date. At September 30, 2002 and 2003 and March 31, 2003, the total amounts of foreign currency forward contracts, currency swap agreements and foreign currency option contracts outstanding were ¥851,571 million, ¥857,937 million and ¥1,175,166 million, respectively.

Interest rate swap agreements generally involve the exchange of fixed and floating rate interest payment obligations without the exchange of the underlying principal amount. At September 30, 2002 and 2003 and March 31, 2003, the notional principal amounts of interest rate swap agreements were ¥1,892,057 million, ¥2,471,313 million and ¥2,287,736 million, respectively.

(Continued)

15

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(11)	Commitments and Contingent Liabilities

At September 30, 2003, Honda had commitments for purchases of property, plant and equipment of approximately ¥35,564 million.

Honda has entered into various guarantee and indemnification agreements. Honda has guaranteed approximately ¥82,330 million of bank loan of employees for their housing costs. If an employee defaults on his/her loan payments, Honda is required to perform under the guarantee. The undiscounted maximum amount of Honda’s obligation to make future payments in the event of defaults is approximately ¥82,330 million. As of September 30, 2003, no amount has been accrued for any estimated losses under the obligations, as it is probable that the employees will be able to make all scheduled payments.

Honda warrants its vehicles for specific periods of time. Product warranties vary depending upon the nature of the product, the geographic location of its sale and other factors.

With respect to product liability, personal injury claims or lawsuits, Honda believes that any judgment that may be recovered by any plaintiff for general and special damages and court costs will be adequately covered by Honda’s insurance and reserves. Punitive damages are claimed in certain of these lawsuits. Honda is also subject to potential liability under other various lawsuits and claims. After consultation with legal counsel, and taking into account all known factors pertaining to existing lawsuits and claims, Honda believes that the overall results of such lawsuits and pending claims should not result in liability to Honda that would be likely to have an adverse material effect on its consolidated financial position and results of operations.

(12)	Leases

Honda has several operating leases, primarily for office and other facilities, and certain office equipment.

Future minimum lease payments under noncancelable operating leases that have initial or remaining lease terms in excess of one year at September 30, 2003 are as follows:

Yen (millions)
Within one year	¥24,608
Over one year	82,904

Total minimum lease payments	¥107,512

Rental expenses under operating leases for the 6 months ended September 30, 2002 and 2003 and for the year ended March 31, 2003 were ¥25,116 million, ¥24,846 million and ¥46,877 million, respectively.

[7] Segment Information

(A) Business Segment Information

For the six months ended September 30, 2003

	(In millions of Yen)
	Motorcycle Business	Automobile Business	Financial Services	Other Businesses	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	475,071	3,267,258	126,236	156,866	4,025,431	—	4,025,431
Intersegment sales	0	0	1,311	5,707	7,018	(7,018)	—

Total	475,071	3,267,258	127,547	162,573	4,032,449	(7,018)	4,025,431
Cost of sales, Selling, general and administrative and Research and Development expenses	466,868	3,018,426	86,791	158,493	3,730,578	(7,018)	3,723,560

Operating income	8,203	248,832	40,756	4,080	301,871	0	301,871

For the six months ended September 30, 2002

	(In millions of Yen)
	Motorcycle Business	Automobile Business	Financial Services	Other Businesses	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	497,834	3,091,513	117,116	147,148	3,853,611	—	3,853,611
Intersegment sales	0	0	1,737	5,495	7,232	(7,232)	—

Total	497,834	3,091,513	118,853	152,643	3,860,843	(7,232)	3,853,611
Cost of sales, Selling, general and administrative and Research and Development expenses	460,508	2,845,067	85,333	146,066	3,536,974	(7,232)	3,529,742

Operating income	37,326	246,446	33,520	6,577	323,869	0	323,869

Explanatory notes:

1.	Segmentation of Business

Business segment is based on Honda’s business organization and the similarity of the principal products included within each segment as well as the relevant markets for such products.

2.	Principal products of each segment

Business	Sales	Principal Products

Motorcycle	Motorcycles, all-terrain vehicles (ATV), personal water craft and relevant parts	Large-size motorcycles, mid-size motorcycles, motorized bicycles, all-terrain vehicles (ATV), personal water craft

Automobile	Automobiles and relevant parts	Compact cars, sub-compact cars, minivehicles

Financial Services	Financial and insurance services	N/A

Power Product & Other businesses	Power products and relevant parts, and others	Power tillers, generators, general purpose engines, lawn mowers, outboard engines

3.	The Company changed the title of Other Businesses to Power Product and Other Businesses because the new title results in a better presentation of the Company’s business.

(B) Geographic Segment Information

The geographic segments are based on the location where sales are originated.

For the six months ended September 30, 2003

	( In millions of Yen)
	Japan	North- America	Europe	Asia	Others	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	871,082	2,316,190	373,035	311,499	153,625	4,025,431	—	4,025,431
Transfers between geographical segments	1,015,869	62,777	98,798	27,465	5,819	1,210,728	(1,210,728)	—

Total	1,886,951	2,378,967	471,833	338,964	159,444	5,236,159	(1,210,728)	4,025,431
Cost of sales, Selling, general and administrative and Research and Development expenses	1,809,548	2,209,599	454,484	314,826	148,145	4,936,602	(1,213,042)	3,723,560

Operating income	77,403	169,368	17,349	24,138	11,299	299,557	2,314	301,871

For the six months ended September 30, 2002

	( In millions of Yen)
	Japan	North- America	Europe	Asia	Others	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	989,145	2,187,855	319,762	213,967	142,882	3,853,611	—	3,853,611
Transfers between geographical segments	928,269	67,177	64,036	11,829	2,513	1,073,824	(1,073,824)	—

Total	1,917,414	2,255,032	383,798	225,796	145,395	4,927,435	(1,073,824)	3,853,611
Cost of sales, Selling, general and administrative and Research and Development expenses	1,826,265	2,065,422	382,130	206,476	131,616	4,611,909	(1,082,167)	3,529,742

Operating income	91,149	189,610	1,668	19,320	13,779	315,526	8,343	323,869

Explanatory Note:

Geographic Segment

Asia was previously included in Other. Currently, Asia is separately presented in the Geographic Segments.

(C) Overseas sales

For the six months ended September 30, 2003

	( In millions of Yen)
	North- America	Europe	Asia	Others	Total
Overseas sales	2,309,525	379,253	397,604	189,017	3,275,399
Consolidated sales					4,025,431
Overseas sales ratio to consolidated sales	57.4%	9.4%	9.9%	4.7%	81.4%

For the six months ended September 30, 2002

	( In millions of Yen)
	North- America	Europe	Asia	Others	Total
Overseas sales	2,180,539	317,766	296,037	182,223	2,976,565
Consolidated sales					3,853,611
Overseas sales ratio to consolidated sales	56.6%	8.2%	7.7%	4.7%	77.2%

[8]	(A) Consolidated Balance Sheets

(Non-financial services businesses and Finance Subsidiaries)

	(In millions of Yen)
	As of September 30, 2003
		% of total
Assets
< Non-financial services businesses >
Current Assets:	3,008,470	37.6
Cash and cash equivalents	615,728
Trade accounts and notes receivable	331,024
Inventories	784,796
Other current assets	1,276,922
Investments and advances	621,708	7.8
Property, plant and equipment, at cost	1,371,379	17.2
Other assets	331,273	4.1

Total assets	5,332,830	66.7

< Finance Subsidiaries >
Cash and cash equivalents	9,114	0.1
Finance subsidiaries-short-term receivables, net	1,097,290	13.7
Finance subsidiaries-long-term receivables, net	2,417,401	30.2
Other assets	198,846	2.6

Total assets	3,722,651	46.6

Eliminations among subsidiaries	(1,063,694)	(13.3)

Total assets	7,991,787	100.0

Liabilities and Stockholders’ Equity
< Non-financial services businesses >
Current liabilities:	1,919,306	24.0
Short-term debt	211,430
Current portion of long-term debt	8,943
Trade payables	770,288
Accrued expenses	663,830
Other current liabilities	264,815
Long-term debt	28,595	0.4
Other liabilities	810,206	10.1

Total liabilities	2,758,107	34.5

< Finance Subsidiaries >
Short-term debt	1,339,999	16.8
Current portion of long-term debt	396,590	5.0
Accrued expenses	130,076	1.6
Long-term debt	1,265,100	15.8
Other liabilities	281,853	3.5

Total liabilities	3,413,618	42.7

Eliminations among subsidiaries	(923,919)	(11.5)

Total liabilities	5,247,806	65.7

Common stock	86,067	1.1
Capital surplus	172,719	2.2
Legal reserves	32,335	0.4
Retained earnings	3,382,512	42.3
Accumulated other comprehensive income (loss)	(844,530)	(10.6)
Treasury stock	(85,122)	(1.1)

Total stockholders’ equity	2,743,981	34.3

Total liabilities and stockholders’ equity	7,991,787	100.0

[8]	(B) Consolidated Statements of Cash Flows

(Non-financial services businesses and Finance Subsidiaries)

For the six months ended September 30, 2003

	(In millions of Yen)
	Non-financial services businesses	Finance Subsidiaries
Cash flows from operating activities:
Net Income	215,830	23,373
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	103,397	195
Deferred income taxes	23,620	42,525
Equity in income of affiliates	(35,947)	—
Loss (gain) on fair value adjustment of derivative instrument	(42,848)	(1,562)
Decrease (increase) in trade accounts and notes receivable	112,349	—
Decrease (increase) in inventories	(50,251)	—
Increase (decrease) in trade payables	(37,392)	—
Other, net	(35,087)	(16,345)

Net cash provided by operating activities	253,671	48,186

Cash flows from investing activities:
* Decrease (increase) in investments and advances	33,460	19
Capital expenditures	(127,870)	(163)
Proceeds from sales of property, plant and equipment	5,014	2,595
Decrease (increase) in finance subsidiaries-receivables	—	(430,018)

Net cash used in investing activities	(89,396)	(427,567)

Free cash flow (Cash flows from operating and investing activities)	164,275	(379,381)

Free cash flow of Non-financial services businesses excluding the increase in loans (amounting to 81,986 million yen) to Finance subsidiaries (Note)	149,966	—
Cash flows from financing activities:
* Increase (decrease) in short-term debt	(22,570)	26,099
* Proceeds from long-term debt	5,126	414,720
* Repayment of long-term debt	(5,684)	(70,834)
Proceeds from issuance of common stock	—	1,860
Acquisition of treasury stock	(28,769)	—
Cash dividends paid	(15,411)	—
Increase (decrease) in commercial paper classified as long-term debt	—	354

Net cash (used) provided by financing activities	(67,308)	372,199

Effect of exchange rate changes on cash and cash equivalents	(11,582)	(765)

Net change in cash and cash equivalents	85,385	(7,947)
Cash and cash equivalents at beginning of period	530,343	17,061

Cash and cash equivalents at end of period	615,728	9,114

Note:

Non-financial services businesses loans to finance subsidiaries. These cash flows were included in the items of “Other net” of Non financial services businesses, and “Increase (decrease) in short-term debt” and “Repayment of long-term debt” of Finance subsidiaries (marked by *). Free cash flow of Non financial services businesses excluding the increase in loans to finance subsidiaries are provided for the readers’ information purposes.

Semi-annual Financial Statements and other information

(1) Semi-annual Financial Statements

(1) Semi-annual Balance Sheets

	(In Millions of Yen)
	As of September 30, 2002	As of September 30, 2003	As of March 31, 2003
(ASSETS)
I Current Assets
1 Cash and bank deposits	¥165,257	¥313,546	¥236,336
2 Notes receivable-trade	6,878	5,283	3,017
3 Accounts receivable-trade	228,563	228,141	278,261
4 Inventories	119,092	130,360	129,999
5 Short-term loans receivable	139,714	32,205	55,255
6 Others	127,030	137,343	130,278
7 Allowance for doubtful accounts	-2,895	-3,149	-3,704

Total current assets	783,642	843,731	829,444
II Fixed assets
(1) Tangible fixed assets (Note 1)
1 Buildings	168,358	183,176	174,581
2 Machinery and equipment	93,153	83,428	87,484
3 Land	242,710	252,944	249,258
4 Others	78,794	79,304	82,283

Total tangible fixed assets	583,016	598,854	593,607
(2) Intangible assets	3,467	6,155	5,688
(3) Investments and other assets
1 Investment securities	471,267	501,218	466,527
2 Others	178,911	187,773	185,876
3 Allowance for doubtful accounts	-19,451	-19,673	-19,812

Total investments and other assets	630,727	669,319	632,592

Total fixed assets	1,217,210	1,274,329	1,231,887

Total assets	¥2,000,853	¥2,118,061	¥2,061,331

	(In Millions of Yen)
	As of September 30, 2002	As of September 30, 2003	As of March 31, 2003
(LIABILITIES)
I Current liabilities
1 Notes payable-trade	¥755	¥1,011	¥1,077
2 Accounts payable-trade	292,300	273,295	279,315
3 Short-term loans payable (Note 4)	626	2,554	3,352
4 Corporate and other income taxes payable	31,655	21,736	36,478
5 Accrued product warranty	43,078	47,666	47,978
6 Accrued employees’ bonuses	31,440	36,046	41,132
7 Others	100,376	99,269	115,982

Total current liabilities	500,231	481,579	525,315
II Non-current liabilities
1 Long-term loans payable	949	798	883
2 Accrued product warranty	30,444	37,172	38,313
3 Accrued employees’ retirement benefits	49,474	83,257	65,176
4 Accrued officers’ retirement benefits	6,174	6,088	6,534
5 Others	4,037	3,750	3,854

Total non-current liabilities	91,079	131,066	114,761

Total liabilities	591,311	612,646	640,077

(STOCKHOLDERS’ EQUITY)
I Common stock	86,067	86,067	86,067
II Capital surplus
1 Capital surplus	168,912	170,313	168,912
2 Other capital surplus	—	190	—

Total capital surplus	168,912	170,504	168,912
III Retained earnings
1 Legal reserve	21,516	21,516	21,516
2 General reserve	992,974	1,130,032	992,974
3 Unappropriated retained earnings	124,081	144,233	186,842

Total retained earnings	1,138,572	1,295,782	1,201,333
IV Unrealized gain-or-loss on other securities	25,606	38,183	21,707
V Treasury stock	-9,616	-85,122	-56,766

Total stockholders’ equity	1,409,541	1,505,415	1,421,254

Total liability and stockholders’ equity	¥2,000,853	¥2,118,061	¥2,061,331

(2) Semi-annual Statement of Income

	(In Millions of Yen)
	Half Year ended September 30, 2002	Half year ended September 30, 2003	Year ended March 31, 2003
I Net sales	¥1,625,558	¥1,580,708	¥3,322,719
II Cost of Sales	1,108,036	1,036,615	2,247,487

Gross Profit	517,521	544,092	1,075,232
III Selling, general and administrative expenses	451,359	453,792	930,393

Operating income	66,162	90,299	144,838
IV Non-operating income (Note 1)	62,837	70,586	117,732
V Non-operating expenses (Note 2)	8,238	8,753	19,891

Ordinary income	120,762	152,131	242,680
VI Extraordinary income	1,474	1,987	4,197
VII Extraordinary loss	4,108	4,310	14,859

Income before income taxes	118,128	149,809	232,018
Corporate, inhabitant and business income taxes	51,883	46,148	92,888
Deferred income taxes	-25,469	-6,654	-30,905

Net income	91,714	110,315	170,035
Unappropriated retained earnings at beginning of the year	32,366	33,918	32,366
Interim dividends	—	—	15,559

Unappropriated retained earnings	¥124,081	¥144,233	¥186,842

H O N D A  M O T O R  C O.,  L T D.

Significant Basic Information for Preparation of the Semi-annual Financial Statements

1.	Basis of accounting for assets and method of cost determination

(1) Securities

Investments in subsidiaries and affiliates

Investments in subsidiaries and affiliates are stated at cost, which is determined by the moving average method.

Other securities

Marketable securities

Marketable securities classified as other securities are stated at fair value based on market prices at the closing date of the semi-annual period and similar. Any changes in unrealized holding gains or losses, net of applicable income taxes, are included directly in shareholders’ equity and the cost of securities sold is determined using the moving average method.

Non-marketable securities

Non-marketable securities classified as other securities are stated at cost, which is determined by the moving average method.

(2) Inventories

Finished goods, auto parts for sale, raw materials, work in process and supplies are stated at the lower of the last purchase cost or market.

(3) Derivative financial instruments

Derivative financial instruments are stated at fair value.

2.	Method of depreciation of fixed assets

(1)	Depreciation of tangible fixed assets is computed using the declining-balance method.

(2)	Amortization of intangible assets is computed using the straight-line method. In addition, amortization of software intended for internal use is based on an estimated useful life of 5 years.

3.	Basis of accounting for provisions and reserves

(1) Allowance for doubtful accounts

The allowance for doubtful accounts is provided for possible bad debts at an amount determined based on the historical experience of bad debts for normal receivables, in addition, an estimate of uncollectible amounts is made by reference to specific doubtful receivables from customers which are experiencing financial difficulties.

(2) Accrued product warranty

Accrued product warranty has been provided as a total of the following:

(1)	an estimate of warranty costs to be incurred during the remaining warranty periods based on historical warranty claim experiences and an estimate of the probability of future warranty costs; and

(2)	an estimate of future warranty claims mainly associated with regulatory reporting and similar.

(3) Accrued bonuses

Accrued bonuses are provided for payments of bonuses to employees based on the amount of the estimated bonus payments which is attributable to the semi-annual period.

(4) Accrued employees’ retirement benefits

Accrued employees’ retirement benefits are provided for payments of retirement benefits at an estimated amount incurred during the half year calculated based on the retirement benefit obligation and the fair value of the pension plan assets at year-end.

The net retirement benefit obligation at transition is amortized by the straight-line method over 15 years.

Prior service costs are amortized by the straight-line method over the average remaining years of service of the employees.

Actuarial gains or losses are amortized in the years following the year in which the gain or loss is recognized by the straight-line method over the average remaining years of service of the employees.

(5) Accrued officers’ retirement benefits

Accrued officers’ retirement benefits are provided for the payment of retirement benefits to directors and statutory auditors at the amount which would be required to be paid if all directors and statutory auditors retired at the end of the semi-annual period in accordance with the internal rules of the Company.

4.	Leases

Finance lease transactions except for those under which the ownership of leased assets is transferred to the lessee, are accounted for as operating leases.

5.	Other significant basic information for preparing the semi-annual financial statements

Accounting for consumption tax

Transactions subject to consumption taxes are recorded at amounts exclusive of consumption taxes.

Consumption tax refund receivable is included in other current assets.

Changes to the Significant Basic Information for Preparation of the Semi-annual Financial Statements

Basis of Accounting for Royalty Income

Prior to the year ended March 31, 2003, royalty income for the Company’s industrial property rights and know-how had been recognized when receipts became due. Effective April 1, 2003, the Company changed the method of recognizing royalty income to recognize such income at the end of the royalty calculation period in accordance with each contract.

This change was made because the new method results in a better recognition of income in each period given the increased significance of royalty income to the Company’s operation since royalty income increased during the half year ended September 30, 2003, mainly due to the expansion of production capacity in the North American region, and the Company expects royalty income will continue to increase due to expanding overseas production.

The effect of this change for the half year ended September 30, 2003 is an increase in sales, gross profit, operating income, ordinary income and income before income taxes of ¥27,225 million, respectively.

Additional Information

“Accounting Standard for Treasury Stock and Reduction of Legal Reserves” (Accounting Standards Board of Japan, Financial Accounting Standards No.1, February 21, 2002) was adopted from the half year ended September 30, 2002. The effect of this change was immaterial to the statement of income.

In addition, the stockholders’ equity section of the semi-annual balance sheet as of September 30, 2002 is presented to comply with the amendments made to “Regulations Concerning Terminology, Forms and Preparation Methods of Semi-annual Financial Statements” due to the revision of “Regulations Concerning Terminology, Forms and Preparation Methods of Semi-annual Financial Statements.”

Accordingly, from the half year ended September 30, 2002, treasury stock, which was included in the other current assets section of the semi-annual balance sheet as of September 30, 2001, is presented as a reduction of the stockholders’ equity in the bottom line of the stockholders’ equity section.

Footnotes

(Notes to Semi-annual Balance Sheets)

1.	Accumulated depreciation of tangible fixed assets

September 30,		March 31,
2002	2003	2003
(Millions of Yen)

¥917,735	¥902,989	¥914,532

2.	Contingent Liabilities

(1)	Guarantees provided

Guarantees were provided to the following subsidiaries, affiliates and others for the issuance of their unsecured bonds and other purposes:

As of September 30, 2002	(Millions of Yen)
Honda Finance Co., Ltd.	¥30,000
HONDA TRADING AMERICA CORP.	538
HONDA EXPRESS CO., LTD.	45
KOMYO CO., LTD.	23
HONDA FOUNDRY Co., Ltd	20
Honda Engineering Co., Ltd	18
HONDA R&D CO., LTD	16
HONDA RACING CORPORATION	10
Honda Kaihatsu Co., Ltd.	5
HONDA ACCESS CORP.	5
SUZUKA CIRCUITLAND CO., LTD.	3
HONDA AIRWAYS Co., Ltd.	2
Employees	72,363

Total	¥103,054

As of September 30, 2003	(Millions of Yen)
Honda Finance Co., Ltd.	¥30,000
HONDA TRADING AMERICA CORP.	592
HONDA EXPRESS CO., LTD.	39
HONDA FOUNDRY Co., Ltd	17
KOMYO CO., LTD.	15
Honda Engineering Co., Ltd	15
HONDA RACING CORPORATION	9
HONDA R&D CO., LTD	5
Honda Kaihatsu Co., Ltd.	5
HONDA ACCESS CORP.	5
SUZUKA CIRCUITLAND CO., LTD.	2
HONDA AIRWAYS Co., Ltd.	2
Employees	64,484

Total	¥95,195

As of March 31, 2003	(Millions of Yen)
Honda Finance Co., Ltd.	¥30,000
HONDA TRADING AMERICA CORP.	569
HONDA EXPRESS CO., LTD.	42
KOMYO CO., LTD.	22
HONDA FOUNDRY Co., Ltd.	18
Honda Engineering Co., Ltd.	16
HONDA R&D CO., LTD.	10
HONDA RACING CORPORATION	9
Honda Kaihatsu Co., Ltd.	5
HONDA ACCESS CORP.	5
SUZUKA CIRCUITLAND CO., LTD.	3
HONDA AIRWAYS Co., Ltd.	2
Employees	68,547

Total	¥99,254

(2)	Keep-well agreements

The Company entered into the keep-well agreements with the subsidiaries for the purpose of credit enhancement in connection with the financing.

The related outstanding balances of obligations owed by the subsidiaries are as follows:

As of September 30, 2002	(Millions of Yen)

Honda Finance Co., Ltd.	¥210,000
HONDA INTERNATIONAL FINANCE B.V.	65,059
HONDA FINANCE EUROPE PLC.	19,050

Total	¥294,110

As of September 30, 2003	(Millions of Yen)

Honda Finance Co., Ltd.	¥238,000
HONDA INTERNATIONAL FINANCE B.V.	60,710
HONDA FINANCE EUROPE PLC.	18,254

Total	¥316,965

As of March 31, 2003	(Millions of Yen)

Honda Finance Co., Ltd.	¥211,000
HONDA INTERNATIONAL FINANCE B.V.	70,958
HONDA FINANCE EUROPE PLC.	18,412

Total	¥300,371

	September 30,		March 31,
	2002	2003	2003
	(Millions of Yen)

3. Export bills of exchange discounted (without letters of credit)	¥5,010	¥3,832	¥5,668

(Notes to Semi-annual Statements of Income)

	Half year ended September 30, 2002	Half year ended September 30, 2003	Year ended March 31, 2003
	(Millions of Yen)
1. Non-operating income mainly consists of:
Interest income	¥302	¥216	¥510
Dividends received	¥47,172	¥51,578	¥94,865

2. Non-operating expenses mainly consists of:
Interest expenses	¥359	¥80	¥697

3. Depreciation expense
Tangible fixed assets	¥28,254	¥26,634	¥58,820
Intangible fixed assets	¥65	¥149	¥211

Total	¥28,319	¥26,783	¥59,031

(Lease Transactions)

Finance lease transactions except for those under which the ownership of leased assets are transferred to the lessee.

1.	Pro forma acquisition cost, accumulated depreciation and net book value of leased assets

	As of September 30, 2002
	(Millions of Yen)
	Acquisition cost	Accumulated depreciation	Net book value
Tools, furniture and fixtures	¥9,312	¥5,502	¥3,809
Other	224	99	125

Total	¥9,537	¥5,602	¥3,935

	As of September 30, 2003
	(Millions of Yen)
	Acquisition cost	Accumulated depreciation	Net book value
Tools, furniture and fixtures	¥6,335	¥3,384	¥2,950
Other	209	124	85

Total	¥6,545	¥3,508	¥3,036

	As of March 31, 2003
	(Millions of Yen)
	Acquisition cost	Accumulated depreciation	Net book value
Tools, furniture and fixtures	¥7,781	¥4,394	¥3,386
Other	220	116	104

Total	¥8,002	¥4,511	¥3,490

The above pro forma acquisition costs include imputed interests because the balance of future lease payments is immaterial to the balance of tangible fixed assets and related factors as of the half year-end (year-end).

2.	Future lease payments

As of September 30, 2002 (Millions of Yen)
Within one year	Over one year	Total
¥1,940	¥1,994	¥3,935

As of September 30, 2003 (Millions of Yen)
Within one year	Over one year	Total
¥1,376	¥1,659	¥3,036

As of March 31, 2003 (Millions of Yen)
Within one year	Over one year	Total
¥1,697	¥1,793	¥3,490

The above future lease payments include imputed interests because the balance of future lease payments is immaterial to the balance of tangible fixed assets and related factors as of the half year-end (year-end).

3.	Lease payments and pro forma depreciation expenses

Half year ended September 30, 2002 (Millions of Yen)
Lease payment	Depreciation expenses
¥2,380	¥2,380

Half year ended September 30, 2003 (Millions of Yen)
Lease payment	Depreciation expenses
¥917	¥917

Year ended March 31, 2003 (Millions of Yen)
Lease payment	Depreciation expenses
¥3,383	¥3,383

4.	Method of estimating pro forma depreciation expenses

Pro forma depreciation expenses of leased assets are calculated using the straight-line method over the respective lease terms with the residual value of zero.

(Securities)

Marketable equity securities as of September 30, 2002 and 2003 and March 31, 2003, which are included in investments in subsidiaries and affiliates, are as follows:

	As of September 30, 2002
	(Millions of Yen)
	Carrying value	Fair value	Unrealized gain
Investments in subsidiaries	¥3,124	¥11,441	¥8,317
Investments in affiliates	23,425	129,793	106,367

Total	¥26,550	¥141,235	¥114,685

	As of September 30, 2003
	(Millions of Yen)
	Carrying value	Fair value	Unrealized gain
Investments in subsidiaries	¥3,124	¥14,197	¥11,073
Investments in affiliates	24,729	132,522	107,793

Total	¥27,853	¥146,720	¥118,866

	As of March 31, 2003
	(Millions of Yen)
	Carrying value	Fair value	Unrealized gain
Investments in subsidiaries	¥3,124	¥12,913	¥9,789
Investments in affiliates	24,728	113,933	89,204

Total	¥27,853	¥126,846	¥98,993

(Per Share Data)

	Half year ended September 30, 2002	Half year ended September 30, 2003	Year ended March 31, 2003
	(Yen)
Net asset per share	¥1,449.43	¥1,575.48	¥1,477.49
Net income per share	¥94.17	¥115.00	¥174.63

Diluted net income per share is not provided as there is no potential dilution effect.

(Additional information)

“Accounting Standard for Earnings per Share” (Accounting Standards Board of Japan, Financial Accounting Standards No.2, September 25, 2002) and “Implementation Guidance on Accounting Standard for Earnings per Share” (Accounting Standards Board of Japan, Financial Accounting Implementation Guidance No.4, September 25, 2002) were adopted from the half year ended September 30, 2002.

Per share data for the half year ended September 30, 2001 and for the year ended March 31, 2002, which was computed by applying the above accounting standard and accounting implementation guidance is as follows:

	Half year ended September 30, 2001	Year ended March 31, 2002
	(Yen)
Net asset per share	¥1,313.36	¥1,377.53
Net income per share	¥67.64	¥138.08

*	The basis of the computation of net income per share is as follows:

	Half year ended September 30, 2002	Half year ended September 30, 2003	Year ended March 31, 2003
Net income	¥91,714 million	¥110,315 million	¥170,035 million
Amount not applicable to common stock	—	—	¥480 million
(Directors’ bonuses)	—	—	(¥480 million)
Net income applicable to common stock	¥91,714 million	¥110,315 million	¥169,555 million
Weighted average number of shares	973,972,176 shares	959,257,426 shares	970,952,677 shares

(Significant Subsequent Events)

The Board of Directors of the Company approved the merger of HONDA SOGO TATEMONO CO., LTD., a 70% owned subsidiary of the Company into the Company effective July 1, 2003, based on the “Simplified Merger” procedures pursuant to the Article 413-3 of the Commercial Code of Japan at the Board of Directors’ meeting which was held on April 25, 2003. The Company entered into a merger agreement with HONDA SOGO TATEMONO CO., LTD. on April 25, 2003.

The merger agreement is summarized as follows:

1	Purpose of the Merger

HONDA SOGO TATEMONO CO., LTD. was established in February 1984 to conduct building management and leasing business including the building of the Company’s headquarters, and to operate the “Honda Welcome Plaza Aoyama” showroom located on the first floor of the Company’s headquarters. HONDA SOGO TATEMONO CO., LTD. contributed to the Company’s effective building management.

The purpose of this merger is to strengthen the overall operation of the Honda Group and to provide better services to customers as well as to establish an efficient building management system by utilizing the know-how that HONDA SOGO TATEMONO CO.,LTD. has accumulated.

2	Outline of the Merger

(1)	Effective date of the Merger

July 1, 2003

(2)	Method of the Merger

HONDA SOGO TATEMONO CO.,LTD. shall merge into the Company and therefore, the Company shall be the surviving company and HONDA SOGO TATEMONO CO.,LTD. shall be dissolved.

(3)	Issuance of the Stock upon the Merger

The Company shall reissue 94,200 treasury stocks (1,570 treasury stocks per share) to minority interests of HONDA SOGO TATEMONO CO.,LTD

(4)	Common stock and capital surplus

The Company’s common stock shall not increase and the capital surplus resulting from the merger shall be treated as the capital surplus of the Company.

(5)	Assets acquired and liabilities assumed

The Company shall acquire all of the assets and rights and assume all of the liabilities and the obligations from HONDA SOGO TATEMONO CO.,LTD. as of the effective date of the merger. HONDA SOGO TATEMONO CO.,LTD.’s financial position as of March 31,2003 was as follows:

Total assets	¥10,095 million
Total liabilities	¥6,533 million
Total shareholders’ equity	¥3,561 million